UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


03056011


SEC MAIL
PROCESSING
WASH, D.C.
SECTION

FORM ~~10-K~~ ARS

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002
Commission File No. 0-15423

BANCTRUST FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Alabama	**63-0909434**
(State of Incorporation)	(IRS Employer Identification No.)

100 Saint Joseph Street
P. O. Box 3067
Mobile, Alabama **36652**
(Address of principal executive office) (Zip Code)

251-431-7800
(Telephone Number)


PROCESSED
APR 16 2003
THOMSON
FINANCIAL

Securities registered pursuant to Section 12(b) of the Act: NONE
Securities registered pursuant to Section 12(g) of the Act:
COMMON STOCK $.01 PAR
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Act). Yes ☒ No ☐

Aggregate market value of the Common Stock ($.01 Par) held by nonaffiliates of the registrant as of March 21, 2003 (assuming that all officers, directors and 5% shareholders are affiliates): $73,109,113

Shares of Common Stock ($.01 Par) outstanding at March 21, 2003: 8,740,907

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 annual meeting are incorporated by reference into Part III.

Part I

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking information with respect to the financial condition, results of operations and business of the Company, included in the Notes to Consolidated Financial Statements in Item 8, statements contained in Item 1 below with respect to the Company's plans for the future, and in Item 7 below with respect to security maturities, loan maturities, loan growth, expectations for and the impact of interest rate changes, the adequacy of the loan loss reserve, expected loan losses, the ability to improve the efficiency ratio and the impact of inflation, unknown trends or regulatory action and other matters. These "forward-looking statements" (as defined in Section 21E of the Securities and Exchange Act of 1934) can generally be identified by words such as "should," "could," "may," "expects," "anticipates," "plans," "intends," or words of similar meaning. The Company cautions readers that forward-looking statements, including without limitation those noted above, are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated include, among others: (1) interest rate fluctuations; (2) changes in economic conditions; (3) success of the Company's marketing efforts; (4) acquisitions and the integration of acquired businesses; (5) competition; (6) changes in technology; (7) changes in law; (8) changes in fiscal, monetary, regulatory and tax policy; (9) customers' financial failures; (10) fluctuations in stock and bond markets; (11) the discretion of applicable regulatory authorities; (12) changes in political conditions; (13) war; (14) inflation; and (15) other risks and uncertainties listed from time to time in the Company's public announcements and in its filings with the SEC.

Item 1. Business

General

BancTrust Financial Group, Inc., formerly South Alabama Bancorporation, Inc., ("BancTrust" or "the Company") is the parent company and owner of 100% of the stock of BankTrust, formerly South Alabama Bank (the "Mobile Bank"), headquartered in Mobile, Alabama, BankTrust of Brewton, formerly First National Bank, Brewton (the "Brewton Bank"), headquartered in Brewton, Alabama, The Monroe County Bank (the "Monroeville Bank"), headquartered in Monroeville, Alabama, The Commercial Bank of Demopolis (the "Demopolis Bank"), headquartered in Demopolis, Alabama, Sweet Water State Bank (the "Sweet Water Bank"), headquartered in Sweet Water, Alabama, Wewahitchka State Bank (the "Wewahitchka Bank"), headquartered in Wewahitchka, Florida, and South Alabama Trust Company, Inc. (the "Trust Company"), headquartered in Mobile, Alabama. BancTrust is a registered bank holding company originally incorporated under Delaware law in 1985 under the name Mobile National Corporation. In 1993, the former parent company of the Brewton Bank was merged with and into Mobile National Corporation, at which time its name was changed to South Alabama Bancorporation, Inc. Effective December 31, 1996, South Alabama changed its state of domicile from Delaware to Alabama through a merger with a wholly owned Alabama subsidiary corporation formed for that purpose. Effective May 2002 BancTrust changed its name from South Alabama Bancorporation, Inc.

All of the stock of the Mobile Bank was acquired in 1986. By merger with their respective holding companies, the stock of the Brewton Bank and the Monroeville Bank was acquired in 1993 and 1996, respectively. The Monroeville Bank acquired by merger the assets of Peterman State Bank in 1998. The Demopolis Bank was acquired in 1998. In 1999, the Sweet Water Bank's holding company merged with and into the Company. In 2002, the Wewahitchka Bank's holding company was merged with and into BancTrust. The Mobile Bank, the Brewton Bank, the Monroeville Bank, the Demopolis Bank, the Sweet Water Bank, and the Wewahitchka Bank are sometimes referred to as the "Banks." The Trust Company was formed in 1998 as a trust corporation under Alabama law and has offices in Mobile and Brewton.

BancTrust's corporate headquarters are located at 100 Saint Joseph Street, Mobile, Alabama 36602. The following table reflects certain basic information concerning BancTrust and its subsidiaries as of December 31, 2002.

(Dollars in Thousands)

	Brewton Bank	Demopolis Bank	Mobile Bank	Monroeville Bank	Sweet Water Bank	Wewahitchka Bank	Trust Company	Consolidated[1]
Banking Offices	3	2	9	2	3	3	2	22
Employees	57	35	97	32	29	23	20	299
Percent of Ownership	100%	100%	100%	100%	100%	100%	100%	100%
Loans (Net)	$ 74,012	$ 54,774	$ 179,121	$ 44,204	$ 38,340	$ 26,908	n/a	$417,359
Investments	32,438	24,291	36,146	75,070	9,747	7,650	n/a	185,342
Total Assets	119,654	83,855	232,775	132,510	51,808	43,961	$ 1,798	665,810
Deposits	102,023	68,243	197,268	112,366	45,026	37,959	n/a	562,697
Equity Capital	$ 15,649	$ 8,758	$ 24,435	$ 18,708	$ 6,536	$ 5,828	$ 1,599	$ 80,904

[1]Amounts include BancTrust and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

BancTrust reviews policies for the Banks and the Trust Company and coordinates certain elements of their common internal functions, such as loan review, marketing and business development, accounting, auditing, compliance and computer operations. BancTrust utilizes the services and capabilities of the staffs of the Banks and the Trust Company in conducting its business. BancTrust has under consideration the acquisition of additional companies and/or the organization of additional subsidiaries to engage in financial related activities, and to that end officers of BancTrust are engaged in general discussions with the principals of other financial organizations from time to time.

Operations of Subsidiaries

Deposits of the Banks are insured to the maximum limits allowed by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Banks offer similar banking services including business and personal checking accounts, money market accounts, savings accounts, certificates of deposit, overdraft protection, the extension of business and personal loans, mortgages on commercial and residential real estate, access to automated teller machines through the Cirrus System, Inc., Pulse EFT Association, and Star Honor Technologies, Inc., retail repurchase agreements, safe deposit box facilities, credit card privileges, travelers' checks, letters of credit, foreign transfers and remittances and wire transfers. The Trust Company offers general, corporate and personal trust services. Mutual funds, annuities and certain insurance products and securities are offered through BT Financial Services, Inc., a subsidiary of the Mobile Bank. The Banks also offer general banking advice and consultation to the public as well as other customer convenience and community oriented services. Additionally, the Banks have relationships with correspondent banks to offer additional services which may be requested by their customers. None of the Banks currently offer international banking services.

The Brewton Bank operates three offices located in and around Brewton. The Mobile Bank has nine banking offices. Five of the Mobile Bank's offices are within the corporate limits of the City of Mobile, one is in Mobile County, one is in the City of Foley, one is in the City of Gulf Shores, and one is in the City of Daphne. The Monroeville Bank currently operates two offices in Monroeville. The Demopolis Bank operates two banking offices in and around the City of Demopolis. The Sweet Water Bank operates one banking office in Sweet Water, one in Linden and one in Thomasville. The Wewahitchka Bank operates one banking office in Wewahitchka, one in Port St. Joe, and one in Port St. Joe Beach.

Markets Served

The Brewton Bank

The primary service area of the Brewton Bank is a 15 mile radius of Brewton, in Escambia County. Manufacturing employs the greatest number of workers in the county. Government and the wholesale and retail trade also employ a significant number of workers. The area has a 160 acre industrial park which includes all necessary utilities. Brewton Municipal Airport serves commuter air travel, and commercial air service is available in nearby Pensacola, Florida. CSX Transportation provides railroad carrier services, and the City of Brewton is served by two bus lines.

The Mobile Bank

The Mobile Bank's principal office is located in downtown Mobile, Alabama, which is situated on the western shore of Mobile Bay, bordering the Gulf of Mexico. The Bank's primary geographic market is comprised of Mobile County and Baldwin County. The population of the Mobile County/Baldwin County market is approximately 550,000 persons according to the Mobile and Baldwin County Chambers of Commerce.

The economy of Mobile County is significantly tied to educational institutions and medical service providers. The largest employers are engaged in providing health care services, education, production of chemicals, production of nylon and rayon, processing retail catalogue orders and manufacture of piston aircraft engines. Southwest Alabama, including Mobile County, has been the major oil and gas producing region in Alabama for many years. The seafood industry and ship building and repair industry also make significant contributions to the economy of the area. The Port of Mobile, Alabama's only port, is one of the nation's busiest in tons of cargo handled, and through it the City is served by more than 135 steamship lines.

The economy of Baldwin County is growing at a fast pace. Many businesses are expanding into Baldwin County because of the increase in the number of new residents in this area in the last several years.

The Monroeville Bank

The Monroeville Bank's main office and one branch are located in Monroeville, with its primary service area extending in a ten mile radius of Monroeville. Monroe County's population is approximately 24,200, of whom about 6,800 reside in Monroeville.

The county economy relies heavily on a blend of textile and timber-related business. Vanity Fair Mills, employing about 1,200, is the largest single employer. Timber-related industry, including Alabama River Pulp, Alabama Pine Pulp, Alabama River Woodlands, Temple-Inland, Georgia Pacific, Scotch Plywood and Harrigan Lumber Company, directly employs approximately 1,580.

Monroeville has developed a 92 acre industrial park. Two trucking companies, access to the Alabama River and railroads, and a 6,000 foot runway airport accommodating corporate jets contribute to the marketability of the area. The area offers parks, lakes, campgrounds, athletic fields, playgrounds and an 18 hole golf course. The community college and local public and private schools are accredited.

The Demopolis Bank

The Demopolis Bank's main office and one branch are located in Demopolis, with its primary service area extending in a 15 mile radius of Demopolis. This service area includes portions of 5 counties and has a population of approximately 19,000. Demopolis is located in Marengo County, which has a population of approximately 22,500, about 8,500 of which reside in Demopolis.

The economy in and around Demopolis is primarily comprised of a mix of forest products businesses, including a paper mill and several sawmills. The Demopolis area is also home to a cement plant, an Alabama Power steam plant, a trucking corporation with approximately 500 trucks, a textile plant and various agricultural, cattle and catfish farming operations.

Demopolis has a 172 acre industrial park with two locations. Both locations have railroad access, and one has access to the Tennessee-Tombigbee Waterway. Demopolis has a 5,000 foot lighted runway airport which accommodates corporate jets. The Demopolis area offers the Demopolis Lake for fishing, watersports and camping. Demopolis has a 300 acre Sportsplex with athletic fields, playgrounds, a walking track and an 18 hole golf course.

The Sweet Water Bank

The Sweet Water Bank's main office is located in Sweet Water in Marengo County. The Sweet Water Bank has a branch in Linden in Marengo County and a branch in Thomasville, which is in Clarke County. Sweet Water's population is approximately 400, and its major industries are timber and agriculture. Linden is the county seat of Marengo County and has a population of approximately 2,500. Agriculture and forestry are the major industries in Linden. The Sweet Water Bank's Thomasville market has a population of approximately 6,000 with an economy based primarily on agriculture, timber and manufactured goods.

The Wewahitchka Bank

The Wewahitchka Bank's main office is located in Wewahitchka, Florida. The Wewahitchka Bank operates two branches with one in Port St. Joe and the other in Port St. Joe Beach. The main office and both branches are located in Gulf County. Gulf County has a population of approximately 13,300. The economy in and around Wewahitchka is currently depressed and consists primarily of public service, retail operations, and forestry/agriculture. The businesses in Wewahitchka have access to a railroad located in Gulf County as well as an airport located in Panama City.

The Trust Company

The Trust Company was established to provide trust services throughout the market areas served by the subsidiary Banks, and any market area served by a subsidiary Bank is a potential market area of the Trust Company. Prior to the establishment of the Trust Company in January, 1998, the Mobile Bank and the Brewton Bank both operated trust departments which served their respective market areas. The Trust Company was formed by combining these trust departments, and, as a result, the Trust Company currently serves customers primarily in the market areas served by the Mobile and Brewton Banks. BancTrust intends, and the Trust Company is working, to expand the Trust Company's presence in the markets served by all subsidiary Banks.

Competition

Competition in the banking industry is primarily based on products and services offered, delivery of services, product pricing and interest rate levels. BancTrust competes with statewide and regional bank holding companies, most of which have substantially greater total resources than BancTrust and numerous branch offices located throughout BancTrust's market area. Also providing competition are local banks, credit unions, finance companies, insurance companies, mortgage companies, securities brokerage firms, money market mutual funds, loan production offices operated by out-of-state banks, and other providers of financial services in the areas served by BancTrust's subsidiary companies.

The Brewton Bank

There are eight banks based in the Brewton Bank's market area. The Brewton Bank is the largest bank in terms of deposits in Escambia County with a market share of deposits of approximately 21.49 percent. The second and third largest banks in the county have market shares of approximately 20.27 percent and 16.68 percent, respectively.

The Mobile Bank

The Mobile Bank faces intense competition in its market area. It has a market share of deposits of approximately 4.37 percent in Mobile County and 1.08 percent in Baldwin County. There are currently 18 commercial banks doing business in the Mobile/Baldwin County market. The primary competitors are the six commercial banks affiliated with either statewide or regional bank holding companies, each of which has a substantial market share. These competitors have numerous branch offices located throughout the market area.

The Monroeville Bank

The Monroeville Bank is the oldest and largest bank in Monroe County. It has a market share of deposits of approximately 37.02 percent. Currently there are five commercial banks, including two banks owned by statewide holding companies, in Monroe County.

The Demopolis Bank

The Demopolis Bank is the third largest bank in terms of deposits in Marengo County with a market share of approximately 18.69 percent. Currently there are six commercial banks, including one bank owned by a state-wide holding company, in Marengo County. A locally owned and operated bank is the largest bank in Marengo County and has a market share of deposits of approximately 44.22 percent.

The Sweet Water Bank

The Sweet Water Bank is the only bank in Sweet Water and is behind the Demopolis Bank at fourth largest in total deposit market share in Marengo County, with 9.86 percent of total deposits in Marengo County. The Thomasville branch holds 3.04 percent of Clarke County's deposit market share. Between the two counties, the Sweet Water Bank faces competition from nine banks including one bank in Marengo County owned by a statewide holding company. The two largest banks in the Sweet Water Bank's market are locally owned, one in Marengo County with 44.22 percent of the deposit market and one in Clarke County with 56.41 percent of the deposit market.

The Wewahitchka Bank

The Wewahitchka Bank is one of three banks in Gulf County. There are a total of five offices in the county with Wewahitchka operating three of the offices. The Wewahitchka Bank is the second largest in terms of market share of deposits of approximately 31.04 percent. The first and third largest banks in the county have a market share of approximately 44.24 and 24.72 percent, respectively.

The Trust Company

The Trust Company faces significant competition for trust customers from statewide and regional bank holding companies, which have greater resources available for marketing and promotion and offer services in broader market areas. The Trust Company also competes with brokerage firms and mutual fund companies. In addition, investment advisory firms, attorneys, accountants and life insurance professionals offer services similar to those provided by the Trust Company and therefore can be seen as competitors of the Trust Company. At year end 2002, the Trust Company had approximately 1,137 accounts holding assets in excess of $438 million.

Supervision and Regulation

BancTrust is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Holding Company Act"), and is registered as such with the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Holding Company Act prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in non-banking activities. Activities expressly found by the Board of Governors, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, such as acting as a fiduciary or investment or financial advisor, selling or underwriting insurance coverage directly related to extensions of credit, and the leasing of real and personal property, are excepted from this prohibition.

The Holding Company Act requires every bank holding company to obtain the prior approval of the Board of Governors before it may acquire substantially all of the assets of any bank or control of any voting shares of any bank; if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In no case, however, may the Board approve an acquisition by BancTrust of the voting shares of, or substantially all the assets of, any bank located outside Alabama unless such acquisition is specifically authorized by the laws of the state in which the bank to be acquired is located. Effective June 1, 1997 banks may merge with banks in other states as long as neither state has opted out of interstate branching by May 31, 1997. The State of Alabama has opted in with respect to interstate branching.

As a registered bank holding company, BancTrust is required to file with the Board of Governors an annual report and such additional information as the Board of Governors may require pursuant to the Holding Company Act. The Board may also conduct examinations of BancTrust and each of its subsidiaries.

Subsidiary banks of a bank holding company are subject to certain restrictions on extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities thereof and on the acceptance of such stocks or securities as collateral for loans to any borrower. Also, such subsidiaries are generally prohibited from conditioning the extension of credit or other services, or conditioning the lease or sale of property, on the customer's agreement to obtain or furnish some additional credit, property or service from or to such subsidiary or an affiliate.

As subsidiary banks, the Banks are subject to supervision and regulation by the Board of Governors of the Federal Reserve System. The Mobile Bank, the Monroeville Bank, the Demopolis Bank, the Sweet Water Bank and the Brewton Bank are state banks, subject to state banking laws and regulation, supervision and regular examination by the Alabama State Department of Banking, the FDIC, and the Federal Reserve. The Wewahitchka Bank is a state bank, subject to state banking laws and regulation, supervision and regular examination by the State of Florida Department of Banking and Finance, the FDIC, and the Federal Reserve.

Areas subject to regulation include dividend payments, reserves, investments, loans, mergers, issuance of securities, establishment of branches and other aspects of operation, including compliance with truth-in-lending and usury laws.

Because BancTrust is subject to the provisions of the Holding Company Act, BancTrust and its subsidiaries are affected by the credit policies of the Board of Governors of the Federal Reserve System. A function of the Federal Reserve System is to regulate the national supply of bank credit in order to combat recessions and curb inflationary pressures. Among the instruments of monetary policy used to implement these objectives are open-market operations in United States Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits, and limitations on the payment of interest for certain deposit accounts. The effect of such policies upon the future business and earnings of BancTrust and its subsidiaries cannot be predicted with certainty.

Gramm-Leach-Bliley Act

Under the Gramm-Leach-Bliley Financial Services Modernization Act (the "Act"), a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is (i) financial in nature, (ii) incidental to any such financial activity, or (iii) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. This Act made significant changes in U.S. banking law, principally by repealing certain restrictive provisions of the 1933 Glass-Steagall Act. The Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve Board under Section 4(c)(8) of the Holding Company Act. The Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act.

National banks are also authorized by the Act to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve Board, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from the bank's capital outstanding investments in financial subsidiaries). The Act provides that state banks may invest in financial subsidiaries (assuming they have the requisite investment authority under applicable state law) subject to the same conditions that apply to national bank investments in financial subsidiaries.

The Act also contains a number of other provisions that affect the Company's operations and the operations of all financial institutions. One of these provisions relates to the financial privacy of consumers, authorizing federal banking regulators to adopt rules that will limit the ability of banks and other financial entities to disclose non-public information about consumers to non-affiliated entities. On June 30, 2000, the federal banking regulatory agencies issued regulations implementing new privacy requirements. Among other things, these regulations require banks to develop initial and annual privacy notices. The notices must describe in general terms the bank's information sharing practices. Banks that share nonpublic personal information with non-affiliated third parties must also provide customers with an opt out notice and a reasonable period of time to opt out.

The Company has not filed a written declaration with the Board of Governors of the Federal Reserve System to become a financial holding company and has no present intent to do so.

USA Patriot Act

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), which is designed to deny terrorists and others the ability to obtain access to the United States financial system. Title III of the USA Patriot Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Among its provisions, the USA Patriot Act mandates or will require financial institutions to implement additional policies and procedures with respect to, or additional measures, including additional due diligence and recordkeeping, designed to address, any or all of the following matters, among others: money laundering; suspicious activities and currency transaction reporting; and currency crimes. The U.S. Department of the Treasury in consultation with the Federal Reserve Board and other federal financial institution regulators has promulgated rules and regulations implementing the USA Patriot Act which (i) prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; (ii) require financial institutions to maintain certain records for correspondent accounts of foreign banks; (iii) require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; (iv) require due diligence with respect to private banking and correspondent banking accounts; (v) facilitate information sharing between the government and financial institutions; and (vi) require financial institutions to have in place a money laundering program. In addition, an implementing regulation under the USA Patriot Act regarding verification of customer identification by financial institutions has been proposed, although such regulation has not yet been finalized. The Company has implemented and will continue to implement the provisions of the USA Patriot Act, as such provisions become effective. The Company currently maintains and will continue to maintain policies and procedures to comply with the USA Patriot Act requirements. At this time, the Company does not expect that the USA Patriot Act will have a significant impact on the financial position of the Company.

Payment Of Dividends

BancTrust is a legal entity separate and distinct from its subsidiaries. The principal source of cash flow for BancTrust, including cash flow to pay dividends to its shareholders, is dividends from its subsidiary banks and trust company. There are statutory and regulatory limitations on the payment of dividends by these subsidiaries to BancTrust, as well as by BancTrust to its shareholders.

As to the payment of dividends, all of BancTrust's state-chartered banking subsidiaries and its trust company subsidiary are subject to the respective laws and regulations of the state in which the bank is chartered, and to the regulations of the FDIC.

If, in the opinion of a federal banking regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

The payment of dividends by BancTrust and its subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital Adequacy

BancTrust and its subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve Board in the case of BancTrust and the FDIC in the case of each of its subsidiary banks. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve Board: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0%. At December 31, 2002, BancTrust's consolidated Total Capital Ratio was 16.0% and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) was 14.9%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At December 31, 2002, BancTrust's Leverage Ratio was 10.9%.

Each of BancTrust's subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve Board. Each of BancTrust's subsidiary banks was in compliance with applicable minimum capital requirements as of December 31, 2002. Neither BancTrust nor any of its subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

The Federal Reserve Board, the Office of the Comptroller of the Currency, and the FDIC also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off- balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

Prompt Corrective Action

Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

At December 31, 2002, all of the subsidiary banks of BancTrust had the requisite capital levels to qualify as well capitalized for prompt corrective action purposes.

FDIC Insurance Assessments

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized;

and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Source of Strength

According to Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, the cross-guaranty provisions of the Federal Deposit Insurance Act provide that if the FDIC suffers or anticipates a loss as a result of a default by a bank subsidiary or by providing assistance to a subsidiary in danger of default, then any other bank subsidiaries may be assessed for the FDIC's loss.

Changes in Regulations

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. BancTrust cannot determine the likelihood and timing of any such proposals or legislation and the impact they might have on it and its subsidiaries.

Company Website Information

The Company's website address is http://www.banctrustfinancialgroupinc.com. The Company does not currently make available on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, or amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company has not made these reports available on its website because these reports are available on the Securities and Exchange Commission's website at http://www.sec.gov. The Company plans to post these reports on its website in the future. The Company voluntarily provides paper copies of its periodic reports filed with the SEC free of charge upon request.

Item 2. Properties

BancTrust and the Mobile Bank occupy leased premises located in downtown Mobile, Alabama consisting of a building complex of approximately 30,000 square feet. The primary term of the lease of the building complex expires December 31, 2005. The Bank has an option to extend the term of this lease for two additional terms of five years each.

In addition to the downtown office, the Mobile Bank operates five full service branch offices at various locations in Mobile County. The banking premises of two branches are owned in fee, while three branches, one of which is located inside a supermarket, are leased. One lease expires in 2004, one expires in 2006 and one expires in 2013. The Mobile Bank owns a parcel of land and a building in Mobile County on which it plans to open a new branch by June of 2003. The Mobile Bank operates three full service branch offices and owns one undeveloped parcel in Baldwin County, all of which are owned in fee.

The Brewton Bank's main office, containing approximately 6,832 square feet, is located in downtown Brewton, Alabama. This main office is owned in fee. In addition, the Brewton Bank operates two branches, one in the City of Brewton and one in the City of East Brewton. Both of these branches are owned in fee.

The Monroeville Bank's main office, containing approximately 20,402 square feet, is located in Monroeville, Alabama. Approximately 4,000 square feet of the main office is rented to a law firm in which John B. Barnett, III, a Director and Executive Vice President at BancTrust, is a member. In addition, the Monroeville Bank operates one other branch in the city of Monroeville. It also owns a 3,350 square foot building in Peterman, which is located approximately five miles north of Monroeville. All three locations are owned in fee by the Monroeville Bank. The Monroeville Bank closed its Peterman branch on March 1, 2001 and plans to hold the location for future use.

The Demopolis Bank's main office, containing approximately 7,040 square feet, is located in downtown Demopolis, Alabama. This main office is owned in fee. In addition, the Demopolis Bank operates one branch at the intersection of Highway 80 and Highway 43 in Demopolis, which it owns in fee.

The main office of the Sweet Water Bank is located in Sweet Water in a two story building of approximately 9,500 square feet, which is owned in fee. The Sweet Water Bank also operates a banking office in Linden and a banking office in Thomasville, both of which are owned in fee.

The main office of the Wewahitchka Bank is located in Wewahitchka in a one story building of approximately 7,363 square feet. This main office is owned in fee. In addition, the Wewahitchka Bank also operates a banking office in Port St. Joe, which is owned in fee, and one in Port St. Joe Beach. The branch in Port St. Joe Beach is a modular unit owned by the Mobile Bank, and the premises on which it is located are leased through 2025.

Item 3. Legal Proceedings

As of the date of this report there were no material pending legal proceedings to which BancTrust or any of the Banks or the Trust Company was a party, other than ordinary routine litigation incidental to their business.

Part II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Market Prices And Cash Dividends Per Share

BancTrust's common stock trades on The Nasdaq Small Cap Stock Market® under the symbol BTFG.

Trades have generally occurred in small lots, and the prices quoted are not necessarily indicative of the market value of a substantial block.

At December 31, 2002, the Company had approximately 2,200 shareholders, of record or through registered clearing agents.

	BID PRICES PER SHARE		REGULAR CASH DIVIDENDS DECLARED PER SHARE
	HIGH	LOW	
2002			
1st Quarter	$10.76	$ 9.45	$.12
2nd Quarter	12.40	10.35	.12
3rd Quarter	12.26	10.30	.12
4th Quarter	11.10	10.01	.12
2001			
1st Quarter	$15.00	$ 8.31	$.11
2nd Quarter	14.75	10.20	.11
3rd Quarter	11.31	9.50	.11
4th Quarter	10.50	9.00	.11

Item 6. Selected Financial Data

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2002	2001	2000	1999	1998
RESULTS OF OPERATIONS:					
Interest revenue	$ 35,906	$ 40,317	$ 43,420	$ 40,230	$ 38,070
Interest expense	11,766	17,695	19,461	17,826	17,552
Net interest revenue	24,140	22,622	23,959	22,404	20,518
Provision for loan losses	961	1,787	1,235	827	571
Non-interest revenue	7,569	6,341	5,392	4,604	4,515
Non-interest expense	20,387	18,436	17,598	16,855	16,106
Income before income taxes	10,361	8,740	10,518	9,326	8,356
Income taxes	3,038	2,514	3,071	2,621	2,267
Net income	$ 7,323	$ 6,226	$ 7,447	$ 6,705	$ 6,089
Basic net income per share	$ .85	$ .73	$ .87	$ .78	$ .72
Diluted net income per share	$ .84	$ .73	$ .87	$ .77	$ .71
Cash dividends declared per share	$ .48	$ .44	$ .40	$ .355	$ .318
YEAR-END STATEMENT OF CONDITION:					
Total assets	$ 665,810	$ 592,372	$577,116	$ 556,858	$557,358
Loans, net of unearned income	417,359	382,313	378,353	357,924	313,031
Deposits	562,697	501,477	486,835	467,452	475,445
Shareholders' equity	80,904	73,914	70,835	64,082	64,648
AVERAGE BALANCES:					
Total assets	$ 636,318	$ 576,381	$555,507	$ 553,313	$514,438
Average earning assets	589,322	536,380	514,999	510,961	478,390
Loans	402,927	382,818	367,281	341,792	289,352
Deposits	540,053	486,012	468,137	468,462	437,056
Shareholders' equity	78,658	73,204	66,604	64,696	61,385
PERFORMANCE RATIOS:					
Net income to:					
Average total assets	1.15%	1.08%	1.34%	1.21%	1.18%
Average shareholders' equity	9.31%	8.50%	11.18%	10.36%	9.92%
Average shareholders' equity to average total assets	12.36%	12.70%	11.99%	11.69%	11.93%
Dividend payout ratio	56.66%	60.25%	46.05%	45.49%	44.70%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis focuses on information about BancTrust Financial Group, Inc. (formerly South Alabama Bancorporation, Inc.) and its subsidiaries, BankTrust (formerly South Alabama Bank), BankTrust of Brewton (formerly First National Bank, Brewton), The Monroe County Bank, The Commercial Bank of Demopolis, Sweet Water State Bank,Wewahitchka State Bank and South Alabama Trust Company, Inc., that is not otherwise apparent from the consolidated financial statements and related footnotes appearing below in this Annual Report. Reference should be made to those statements and the financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

On April 16, 2002, Gulf Coast Community Bancshares, Inc., the parent company of Wewahitchka State Bank, was merged into the Company. This merger has been accounted for under the purchase method of accounting. Therefore, the results of operations of Wewahitchka State Bank have been included in the consolidated results of the Company from April 16, 2002.

Summary

Net income for 2002 was $7.3 million compared to $6.2 million in 2001. On a per share basis, basic earnings were $.85 in 2002 and $.73 in 2001, and diluted earnings were $.84 in 2002 and $.73 in 2001. Return on average assets in 2002 was 1.15 percent compared to 1.08 percent in 2001. In 2002, return on average equity was 9.3 percent compared to 8.5 percent in 2001. Average shareholders' equity to average assets remained strong at 12.36 percent in 2002.

Critical Accounting Policies

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. Critical accounting policies relate to allowance for loan losses and intangible assets. A description of these policies is as follows:

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current economic conditions and such other factors which, in Management's judgment, deserve current recognition in estimating loan losses. This determination also considers the balance of impaired loans (which are generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

The provision for loan losses is the cost of providing an allowance that is adequate to absorb inherent losses on loans in the portfolio. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Loan review procedures are in place to ensure that potential problem loans are identified. The procedures include a continuous review of the portfolios at the affiliate banks by the Company's loan review department.

Management's evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, work-out and collection arrangements, and possible concentrations of credit. The loan review process also includes an evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, and other economic factors. Each quarter this review is quantified in a report to Management which uses it to determine whether an appropriate allowance is maintained. This report is then submitted to the Company's Board of Directors quarterly. The amount of the allowance is affected by: (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged-off, which increase the allowance; and (iii) the provisions for loan losses charged to income, which increase the allowance.

Intangible Assets

Goodwill and other intangible assets with indefinite useful lives created by business combinations accounted for under the purchase method of accounting subsequent to June 30, 2001 are no longer amortized, but instead are tested for impairment annually. An impairment loss is recognized in the Statement of Income if the carrying value of a reporting segment's goodwill exceeds the implied fair value of its related goodwill. Core deposit intangible assets generated in business combinations are amortized over 7 years.

Financial Condition

Average Assets and Liabilities

Average assets in 2002 were $636.3 million, compared to $576.4 million in 2001. Average loans, net, in 2002 were $396.7 million or 4.9 percent higher than average loans of $378.0 million in 2001. Loan growth at the Company had been strong for several years; however, it slowed somewhat in 2001 in all markets served by BancTrust and loan demand remained slow through most of 2002. The purchase of the Wewahitchka Bank contributed $19.1 million of average loans in 2002.

Average deposits of $540.1 million in 2002 were $54.1 million, or 11.1 percent, higher than average deposits in 2001. The purchase of the Wewahitchka Bank accounted for $26.6 million of the increase in average deposits. Short-term borrowings consist of federal funds purchased, Federal Home Loan Bank borrowings, overnight repurchase agreements and deposits in the treasury tax and loan account. Reliance on these funds at the Company historically has been low. The ratio of average short-term borrowings to average total assets at BancTrust in 2002 and 2001 was 1.3 percent and 1.2 percent, respectively.

Long-term debt consists of loans from the Federal Home Loan Bank. These funds, when borrowed, are used to fund assets of comparable maturities such as investment securities and loans.

The Company's average equity as a percent of average total assets in 2002 was 12.4 percent, compared to 12.7 percent in 2001. Average equity in 2002 and 2001 included approximately $5.1 million and $4.1 million, respectively, recorded as goodwill related to acquisitions accounted for as purchases.

Table 1

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(IN MILLIONS)	2002	2001	2000	1999	1998
Average Assets					
Cash and non-interest bearing deposits	$ 25.4	$ 19.6	$ 17.9	$ 20.8	$ 18.8
Interest bearing deposits	.9	.9	.6	.7	.4
Federal funds sold	21.1	14.8	6.6	10.7	29.2
Investment securities	164.4	137.9	140.6	157.8	159.4
Loans, net	396.7	378.0	362.9	337.9	285.9
Premises and equipment, net	15.3	13.5	12.8	12.5	10.1
Other real estate owned, net	.5	.2	.2	.2	.1
Intangible assets	5.1	4.1	4.2	4.5	4.4
Other assets	6.9	7.4	9.7	8.2	6.1
Average Total Assets	$636.3	$576.4	$555.5	$553.3	$514.4
Average Liabilities and Shareholders' Equity					
Non-interest bearing demand deposits	$ 89.7	$ 79.6	$ 76.0	$ 73.0	$ 69.1
Interest bearing demand deposits	148.0	131.7	129.8	139.4	130.1
Savings deposits	40.0	34.8	34.6	35.0	34.0
Time deposits	262.4	239.9	227.8	221.0	203.9
Total deposits	540.1	486.0	468.2	468.4	437.1
Short-term borrowings	8.1	7.0	9.9	9.5	6.2
Long-term debt	6.0	6.0	6.5	6.3	5.4
Other liabilities	3.4	4.2	4.3	4.4	4.3
Shareholders' equity	78.7	73.2	66.6	64.7	61.4
Average Total Liabilities and Shareholders' Equity	$636.3	$576.4	$555.5	$553.3	$514.4

Loans

Loan growth slowed somewhat in 2002 as net average loans, absent the purchase of the Wewahitchka Bank, were only slightly higher than in 2001. The loan to deposit ratio was 74.2 percent at year-end 2002 compared to 76.2 percent at year-end 2001. For the five year period from 1998 to 2002, net average loans grew at a compounded rate of 8.7 percent.

Between year-end 2001 and year-end 2002, commercial, financial and agricultural loans increased by $16.4 million, real estate-construction loans increased by $5.0 million, installment loans increased by $1.8 million, and real estate-mortgage loans increased by $11.2 million. Most of these increases are due to the purchase of the Wewahitchka Bank.

It is Management's goal to make loans with relatively short maturities or, in the case of loans with longer maturities, with floating rate arrangements when possible. Of the outstanding loans in the categories of commercial, financial and agricultural, real estate-construction and real estate-mortgage at December 31, 2002, $192.9 million, or 53.6 percent, mature within one year and are therefore subject to interest rate changes, if needed, to adjust for asset/liability management purposes. Of the remaining loans in these categories maturing after one year, 35.4 percent are on a floating rate basis. Of the total loans outstanding in these categories at December 31, 2002, 70.0 percent are available for repricing within one year, either because the loans mature within one year or because they are based on a variable rate arrangement.

The Company makes available to its customers fixed rate, longer term loans, especially in the residential real estate-mortgage area. BancTrust is able to offer, through third party arrangements, certain loan products which do not require that the longer term loans be carried on the books of the Company. These products allow the Company to gain the benefit of a larger variety of product offerings and have generated a significant amount of fee income during the recent period of lower mortgage rates. These fees have come from home purchases as well as significant home refinancing volume. If interest rates rise, the Company expects that this volume will decrease.

Table 2 shows the distribution of loans by major category at December 31, 2002, and at each of the previous four year-ends. Table 3 depicts maturities of selected loan categories and the interest rate structure for such loans maturing after one year.

The Company's rollover policy consists of an evaluation of maturing loans to determine whether such loans will be renewed (or rolled over) and, if so, at what amount, rate and maturity.

Table 2

DISTRIBUTION OF LOANS BY CATEGORY

(IN MILLIONS)	2002	2001	DECEMBER 31, 2000	1999	1998
Commercial, financial, and agricultural	$220.0	$203.6	$196.8	$179.5	$145.9
Real estate – construction	28.2	23.2	16.7	13.3	11.9
Real estate – mortgage	111.7	100.5	104.4	106.7	98.2
Installment	57.8	56.0	61.8	60.0	58.5
Total loans	$417.7	$383.3	$379.7	$359.5	$314.5

Table 3

SELECTED LOANS BY TYPE AND MATURITY

(IN MILLIONS)	DECEMBER 31, 2002 MATURING			
	WITHIN ONE YEAR	AFTER ONE BUT WITHIN FIVE YEARS	AFTER FIVE YEARS	TOTAL
Commercial, financial, and agricultural	$135.0	$ 69.9	$15.1	$ 220.0
Real estate – construction	22.2	5.3	.7	28.2
Real estate – mortgage	35.7	58.9	17.1	111.7
	$192.9	$134.1	$32.9	$ 359.9
Loans maturing after one year with:				
Fixed interest rates		$ 99.5	$ 8.3	
Floating interest rates		34.6	24.6	
		$134.1	$32.9	

Securities

Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities requires that securities be classified into one of three categories: held to maturity, available for sale, or trading. Securities classified as held to maturity are stated at amortized cost. This classification means that Management has the positive intent, and the Company has the ability, to hold the securities until they mature. Securities classified as available for sale are stated at fair value. Securities in this category are held for indefinite periods of time, and include securities that Management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risks, changes in liquidity needs, the need to increase regulatory capital or other similar factors. At December 31, 2002, all of the Company's securities were in the available for sale category. The Company holds no trading securities or those classified as held to maturity.

The maturities and weighted average yields of securities available for sale at December 31, 2002, are presented in Table 4 at amortized cost using the average stated contractual maturities. The average stated contractual maturities may differ from the average expected life because of amortized principal payments or because borrowers may have the right to call or prepay obligations. Tax equivalent adjustments, using a 34 percent tax rate, have been made when calculating yields on tax-exempt obligations.

Table 4

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

DECEMBER 31, 2002 (DOLLARS IN THOUSANDS)	WITHIN ONE YEAR		AFTER ONE BUT WITHIN FIVE YEARS		AFTER FIVE BUT WITHIN TEN YEARS		AFTER TEN YEARS		TOTAL	
	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD	AMOUNT	YIELD
Securities available for sale										
U.S. Treasury securities	$ 500	6.17%	$ 301	4.50%					$ 801	5.54%
U.S. Government agencies	1,540	6.92	29,320	4.21	$42,796	4.61%	$44,157	5.45%	117,813	4.86
State and political subdivisions	3,422	7.00	8,981	6.86	14,387	7.15	28,388	7.64	55,178	7.35
Other investments	501	6.00	4,630	5.58			1,523	4.98	6,654	5.48
Total securities available for sale	$5,963	6.83%	$43,232	4.91%	$57,183	5.25%	$74,068	6.28%	$180,446	5.64%

Deposits and Short-Term Borrowings

Average deposits were relatively unchanged in 2000 compared to 1999. In 2001, deposits began to grow again, although slowly. In 2002, average deposits increased by 11.1 percent. Without the purchase of the Wewahitchka Bank, average deposit growth would have been 5.7 percent in 2002. The mix of deposits, on average, remained relatively unchanged during 2002.

BancTrust defines core deposits as total deposits less certificates of deposit of $100,000 or more. Core deposits, as a percentage of total deposits, decreased in 2002 as they represented 77.6 percent of total deposits at year-end 2002, compared to 81.4 percent at year-end 2001. While the primary emphasis at BancTrust remains on attracting and retaining core deposits, Management recognizes that, in order to fund loan growth, it might be necessary from time to time to pursue non-core funding sources such as large certificates of deposit and other borrowed funds more vigorously than in the past.

Table 6 reflects maturities of time deposits of $100,000 or more at December 31, 2002. Deposits of $126.1 million in this category represented 22.4 percent of total deposits at year-end 2002, compared to 18.6 percent at year-end 2001.

Short-term borrowings include three items: 1) federal funds purchased, 2) securities sold under agreements to repurchase, which are overnight transactions with large corporate customers, commonly referred to as repos, and 3) other, representing borrowings from the Federal Home Loan Bank, from the Federal Reserve through its discount operations and U.S. Treasury tax and loan funds on deposit subject to a note payable to the U.S. Treasury Department. The Company sold federal funds of $21.1 million on average during 2002 while average short term borrowings were only $8.1 million. Management has sought to control the volume of funds in this category within certain acceptable limits; however, a greater reliance on these types of funds may be necessary in order to fund loan growth in the future.

One of Management's asset/liability management goals relating to liquidity is to maintain a net sold position (whereby federal funds sold exceeds short term borrowings). Average loan growth of 7.4 percent in 2000 combined with no growth in average deposits caused average short term borrowings to exceed average federal funds sold by $3.3 million; however, in 2001 and 2002 average federal funds sold again exceeded short term borrowings.

Table 5

AVERAGE DEPOSITS

(DOLLARS IN MILLIONS)	AVERAGE FOR THE YEAR					
	2002		2001		2000	
	AVERAGE AMOUNT OUTSTANDING	AVERAGE RATE PAID	AVERAGE AMOUNT OUTSTANDING	AVERAGE RATE PAID	AVERAGE AMOUNT OUTSTANDING	AVERAGE RATE PAID
Non-interest bearing demand deposits	$ 89.7	N/A	$ 79.6	N/A	$ 76.0	N/A
Interest bearing demand deposits	148.0	1.39%	131.7	2.72%	129.8	3.47%
Savings deposits	40.0	1.47	34.8	2.57	34.6	3.00
Time deposits	262.4	3.32	239.9	5.27	227.8	5.69
Total average deposits	$ 540.1		$ 486.0		$ 468.2	

Table 6

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

(IN MILLIONS)	AT DECEMBER 31, 2002			
	UNDER 3 MONTHS	3-12 MONTHS	OVER 12 MONTHS	TOTAL
	$61.1	$48.7	$16.3	$126.1

Table 7

SHORT-TERM BORROWINGS

(DOLLARS IN THOUSANDS)	2002			2001			2000		
	MAXIMUM MONTH-END BALANCE	AVERAGE BALANCE DURING YEAR	WEIGHTED AVERAGE INTEREST RATE	MAXIMUM MONTH-END BALANCE	AVERAGE BALANCE DURING YEAR	WEIGHTED AVERAGE INTEREST RATE	MAXIMUM MONTH-END BALANCE	AVERAGE BALANCE DURING YEAR	WEIGHTED AVERAGE INTEREST RATE
Federal funds purchased	$1,450	$ 529	2.32%	$ 950	$ 360	3.06%	$11,400	$5,323	6.93%
Securities sold under agreement to repurchase	9,981	6,836	.94	7,909	5,668	3.42	5,323	4,318	4.65
Other	2,814	735	1.87	766	968	3.93	868	306	6.44
Total short-term borrowings		$8,100	1.12%		$6,996	3.47%		$9,947	5.93%

Asset/Liability Management

The purpose of asset/liability management is to maximize return while minimizing risk. Maximizing return means achieving or exceeding the Company's profitability and growth goals. Minimizing risk means managing four key risk factors: 1) liquidity, 2) interest rate sensitivity, 3) capital adequacy, and 4) asset quality. Asset/liability management at the Company involves a comprehensive approach to statement of condition management which meets the risk and return criteria established by Management and the Board of Directors. To this point, Management has not used derivative financial instruments as part of its asset liability management process.

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its statement of condition.

The modeling techniques used by the Company simulate net interest income and impact on fair values of the Company's assets and liabilities under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates on the existing statement of condition. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all interest earning assets and interest bearing liabilities, the Company would expect a net decrease in net interest income of $833 thousand. Under a scenario simulating a hypothetical 100 basis point decrease, the Company would expect a net increase in net interest income of $491 thousand. These hypothetical examples are not a precise indicator of future events. Instead, they are reasonable estimates of the results anticipated if the assumptions used in the modeling techniques were to occur.

Liquidity

Liquidity represents the ability of a bank to meet loan commitments as well as deposit withdrawals. Liquidity is derived from both the asset side and the liability side of the statement of condition. On the asset side, liquidity is provided by marketable investment securities, maturing loans, federal funds sold and cash and cash equivalents. On the liability side, liquidity is provided by a stable base of core deposits. Additionally, the Company has available, if needed, federal funds lines of credit, Federal Home Loan Bank lines of credit and an operating line of credit from a correspondent bank.

Contractual Obligations

Tables 8 and 9 present information about the Company's contractual obligations, which by their terms are not short-term, and commitments at December 31, 2002.

Table 8

CONTRACTUAL OBLIGATIONS

(IN THOUSANDS)	ONE YEAR OR LESS	OVER ONE YEAR THROUGH FIVE YEARS	OVER FIVE YEARS	TOTAL
Long-term debt (1)	$ 2,000	$ 4,000		$ 6,000
Operating leases	161	497	$ 540	1,198
Certificates of deposit	232,628	42,906	477	276,011
Total	$234,789	$47,403	$ 1,017	$283,209

(1) Refer to Note 11, Long Term Debt in the Notes to Consolidated Financial Statements for additional information about these obligations, including certain redemption features.

Table 9

COMMITMENTS

(IN THOUSANDS)	ONE YEAR OR LESS	OVER ONE YEAR THROUGH FIVE YEARS	OVER FIVE YEARS	TOTAL
Lines of credit – unused	$ 9,357	$ 2		$ 9,359
Standby letters of credit	80,311	12,611	$ 1,059	93,981
Total	$ 89,668	$12,613	$ 1,059	$103,340

Interest Rate Sensitivity

By monitoring the Company's interest rate sensitivity, Management attempts to maintain a desired balance between the growth of net interest revenue and the risks that might result from significant changes in interest rates in the market. One tool for measurement of this risk is gap analysis, whereby the repricing of assets and liabilities is compared within certain time categories. By identifying mismatches in repricing opportunities within a time category, interest rate risk can be identified. The interest sensitivity analysis presented in Table 10 is based on this type of gap analysis, which assumes that rates earned on interest earning assets and rates paid on interest bearing liabilities will move simultaneously in the same direction and to the same extent. However, the rates associated with these assets and liabilities actually change at different times and in varying amounts.

Changes in the composition of earning assets and interest bearing liabilities can increase or decrease net interest revenue without affecting interest sensitivity. The interest rate spread between assets and their corresponding liability can be significantly changed while the repricing interval for both remains unchanged, thus impacting net interest revenue. Over a period of time, net interest revenue can increase or decrease if one side of the statement of condition reprices before the other side. An interest sensitivity ratio of 1.0 (earning assets divided by interest bearing liabilities), which represents a matched interest sensitive position, does not guarantee maximum net interest revenue. Before investing, Management must evaluate several factors, including the general direction of interest rates, in order to determine the type of investment and the maturity needed. Management may, from time to time, accept calculated risks associated with interest sensitivity in an attempt to maximize net interest revenue. The Company does not currently use derivative financial instruments to manage interest rate sensitivity.

At December 31, 2002, the Company's three-month gap position, (earning assets divided by interest bearing liabilities), was 83 percent, and at twelve months the gap position, on a cumulative basis, was 83 percent, both within the range established by Management as acceptable. The Company's three month gap position indicates that, in a period of rising interest rates, each $1.00 of assets which reprice upward could be followed with more than $1.00 in liabilities which could reprice upward within three months. Thus, under this scenario, net interest revenue might decrease during the three month period of rising rates. In a period of falling rates, the opposite effect might occur. While certain categories, such as some loans and certain certificates of deposit, are contractually tied to interest rate movements, most are subject only to competitive pressures and do not necessarily reprice directly with changes in market rates. Management has a certain amount of flexibility when adjusting rates on these products.

Table 10
INTEREST SENSITIVITY ANALYSIS

(DOLLARS IN THOUSANDS)

	DECEMBER 31, 2002 INTEREST SENSITIVE WITHIN (CUMULATIVE)			NON-INTEREST SENSITIVE WITHIN	
	3 MONTHS	3-12 MONTHS	1-5 YEARS	5 YEARS	TOTAL
EARNING ASSETS					
Loans (1)	$162,583	$253,904	$398,210	$ 19,445	$417,655
Unearned income				(296)	(296)
Less allowance for loan losses				(6,356)	(6,356)
Net loans	162,583	253,904	398,210	12,793	411,003
Investment securities	1,883	6,647	51,341	134,001	185,342
Federal funds sold and resale agreements	13,417	13,417	13,417		13,417
Interest bearing deposits in other financial institutions	683	683	683		683
Total earning assets	$178,566	$274,651	$463,651	$ 146,794	$610,445
LIABILITIES					
Non-interest bearing deposits				$ 100,046	$ 100,046
Interest bearing demand deposits (2)	$ 86,580	$ 86,580	$ 86,580	58,849	145,429
Savings deposits (2)				41,211	41,211
Large denomination time deposits	61,153	109,875	126,129		126,129
Other time deposits	54,006	122,753	149,405	477	149,882
Short-term borrowings	11,578	11,578	11,578		11,578
Long-term borrowings	2,000	2,000	6,000		6,000
Total interest bearing liabilities	$215,317	$332,786	$379,692	$200,583	$580,275
Interest sensitivity gap	$ (36,751)	$ (58,135)	$83,959		
Earning assets/interest bearing liabilities	.83	.83	1.22		
Interest sensitivity gap/ earning assets	(.21)	(.21)	.18		

(1) Non-accrual loans are included in the "Non-Interest Sensitive Within 5 Years" category.

(2) Certain types of savings and NOW accounts (included in interest bearing demand deposits) are included in the "Non-Interest Sensitive Within 5 Years" category. In Management's opinion, these liabilities do not reprice in the same proportions as rate-sensitive assets, as they are not responsive to general interest rate changes in the economy.

Capital Resources

Tangible shareholders' equity (shareholders' equity less goodwill and accumulated other comprehensive income) was $72.0 million at December 31, 2002, compared to $69.1 million at December 31, 2001, an increase of 4.2 percent. At year-end 2002, the Tier I capital ratio decreased to 14.9 percent from 15.7 percent at year-end 2001, primarily a result of the increase in risk weighted assets and the purchase of treasury stock. During 2002, the Company purchased 194 thousand shares of treasury stock for approximately $1.9 million. The Company's leverage ratio, defined as tangible shareholders' equity divided by quarterly average assets, was 10.9 percent at year-end 2002, well above peer group averages. The Federal Reserve and the FDIC require that bank holding companies and banks maintain certain minimum levels of capital as defined by risk-based capital guidelines. These guidelines consider risk factors associated with various components of assets, both on and off the statement of condition. Under these guidelines, capital is measured in two tiers, and these capital tiers are used in conjunction with "risk-based" assets in determining "risk-based" capital ratios. Total capital was $77.4 million at December 31, 2002. The ratios, expressed as a percent of total risk-adjusted assets, for Tier I and Total capital were 14.9 percent and 16.0 percent, respectively, at December 31, 2002. The Company exceeded the minimum risk-based capital guidelines at December 31, 2002, 2001, and 2000 (see Footnote 15 of Notes to Consolidated Financial Statements).

Table 11

RISK-BASED CAPITAL

(DOLLARS IN THOUSANDS)	2002	DECEMBER 31, 2001	2000
Tier I capital –			
Tangible common shareholders' equity	$71,977	$ 69,053	$ 66,353
Tier II capital –			
Allowable portion of the allowance for loan losses	5,451	4,861	4,608
Total capital (Tier I and Tier II)	$77,428	$ 73,914	$ 70,961
Risk-adjusted assets	$483,916	$440,601	$411,835
Quarterly average assets	658,953	579,515	556,265
Risk-based capital ratios:			
Tier I capital	14.87%	15.67%	16.11%
Total capital (Tier I and Tier II)	16.00%	16.78%	17.23%
Minimum risk-based capital guidelines:			
Tier I capital	4.00%	4.00%	4.00%
Total capital (Tier I and Tier II)	8.00%	8.00%	8.00%
Tier I leverage ratio	10.92%	11.92%	11.93%

Results of Operations Net Interest Revenue

Net interest revenue, the difference between amounts earned on assets and the amounts paid on liabilities, is the most significant component of earnings for a financial institution. Changes in interest rates, changes in the volume of assets and liabilities, and changes in the asset/liability mix are the major factors that influence net interest revenue. Presented in Table 12 is an analysis of net interest revenue, weighted average yields on earning assets and weighted average rates paid on interest bearing liabilities for the past three years.

Net yield on interest earning assets is net interest revenue, on a tax equivalent basis, divided by total interest earning assets. This ratio is a measure of the Company's effectiveness in pricing interest earning assets and funding them with both interest bearing and non-interest bearing liabilities. The Company's net yield, on a tax equivalent basis, decreased to 4.3 percent in 2002 from 4.4 percent in 2001. The numerous and rapid interest rate reductions in 2001 were still having an adverse effect in 2002, and caused rates earned on loans and other interest-earning assets to decrease more rapidly than rates paid on the liabilities, primarily deposits, used to support those assets.

From 2000 to 2001, the net yield decreased from 4.9 percent to 4.4 percent. Although the net yield at the Company had increased for several years prior to 2001, the banking industry trend had been toward lower net interest yields over the past several years. Management had expected this trend to continue in the industry, resulting in the eventual decrease in net interest margins at BancTrust. The twelve month, 475 basis point reduction in key short term rates in 2001 plus the 50 basis point decrease in 2002, accelerated this margin decrease.

Table 12

NET INTEREST REVENUE

(DOLLARS IN THOUSANDS)	2002 AVERAGE AMOUNT OUTSTANDING	2002 AVERAGE RATE	2002 INTEREST EARNED/ PAID	2001 AVERAGE AMOUNT OUTSTANDING	2001 AVERAGE RATE	2001 INTEREST EARNED/ PAID	2000 AVERAGE AMOUNT OUTSTANDING	2000 AVERAGE RATE	2000 INTEREST EARNED/ PAID
Interest Earning Assets									
Taxable securities	$114,014	5.25%	$ 5,983	$ 88,587	6.11%	$ 5,417	$ 89,178	6.62%	$ 5,903
Non-taxable securities	50,349	4.90	2,465	49,313	5.01	2,472	51,374	5.26	2,704
Total securities	164,363	5.14	8,448	137,900	5.72	7,889	140,552	6.12	8,607
Loans(1)	402,927	6.72	27,093	382,818	8.33	31,874	367,281	9.37	34,425
Federal funds sold	21,096	1.57	332	14,806	3.53	522	6,576	5.47	360
Deposits in other financial institutions	936	3.53	33	856	3.74	32	590	4.75	28
Total interest earning assets	589,322	6.09	35,906	536,380	7.52	40,317	514,999	8.43	43,420
Non-interest Earning Assets									
Cash and due from banks	25,437			19,575			17,916		
Premises and equipment, net	15,335			13,490			12,842		
Other real estate	488			227			177		
Other assets	6,804			7,439			9,695		
Intangible assets	5,096			4,079			4,278		
Allowance for loan losses	(6,164)			(4,809)			(4,400)		
Total	$636,318			$576,381			$555,507		
Interest Bearing Liabilities									
Interest bearing demand and savings deposits	$187,953	1.41%	$ 2,641	$166,479	2.69%	$ 4,476	$164,348	3.37%	$ 5,541
Time deposits	262,362	3.32	8,704	239,884	5.27	12,636	227,811	5.69	12,966
Short-term borrowing	8,100	1.12	91	6,996	3.47	243	9,947	5.93	590
Long-term debt	6,000	5.50	330	6,000	5.67	340	6,508	5.59	364
Total interest bearing liabilities	464,415	2.53	11,766	419,359	4.22	17,695	408,614	4.76	19,461
Non-interest Bearing Liabilities									
Demand deposits	89,738			79,649			75,978		
Other	3,507			4,169			4,311		
	93,245			83,818			80,289		
Shareholders' equity	78,658			73,204			66,604		
Total	$ 636,318			$576,381			$555,507		
Net Interest Revenue		3.56%	$24,140		3.30%	$22,622		3.67%	$23,959
Net yield on interest earning assets		4.10%			4.22%			4.65%	
Tax equivalent adjustment		.19			0.20			0.24	
Net yield on interest earning assets (tax equivalent)		4.29%			4.42%			4.89%	

(1) Loans classified as non-accrual are included in the average volume classification. Loan fees of $890, $777 and $725 for the years ended 2002, 2001, and 2000, respectively, are included in the interest amounts for loans.

Table 13 reflects the changes in sources of taxable-equivalent interest income and expense between 2002 and 2001 and between 2001 and 2000. The variances resulting from changes in interest rates and the variances resulting from changes in volume are shown.

Tax-equivalent net interest revenue in 2002 was $1.5 million higher than in 2001. Total interest revenue decreased by $4.4 million, which was more than offset by the decrease in total interest expense of $5.9 million. Both total interest revenue and total interest expense decreased due to rate, a result of interest earning assets and interest bearing liabilities continuing to reprice downward due to the general lowering of interest rates which began in 2001. All categories of interest earning assets and interest bearing liabilities, with the exception of long-term debt, increased due to volume, part of which is attributable to the purchase of the Wewahitchka Bank.

Tax-equivalent net interest revenue in 2001 was $1.4 million lower than in 2000. Rapidly falling interest rates in 2001 caused total interest revenue to be $3.2 million lower than the prior year. The decrease in interest earned on assets was much faster than the decrease in rates paid on interest bearing liabilities, and as a result, the interest expense decrease due to rate variance was $2.3 million.

Table 13

ANALYSIS OF TAXABLE-EQUIVALENT INTEREST INCREASES (DECREASES)

(DOLLARS IN THOUSANDS)	2002 CHANGE FROM 2001			2001 CHANGE FROM 2000		
		Due to(1)			Due to(1)	
	AMOUNT	VOLUME	RATE	AMOUNT	VOLUME	RATE
Interest Revenue:						
Taxable securities	$ 566	$1,461	$ (895)	$ (486)	$ (36)	$ (450)
Non-taxable securities	(10)	74	(84)	(337)	(153)	(184)
Total securities	556	1,535	(979)	(823)	(189)	(634)
Loans	(4,781)	1,408	(6,189)	(2,551)	1,333	(3,884)
Federal funds sold	(190)	123	(313)	162	371	(209)
Deposits	1	3	(2)	4	11	(7)
Total	(4,414)	3,069	(7,483)	(3,208)	1,526	(4,734)
Interest Expense:						
Interest bearing demand and savings deposits	(1,835)	332	(2,167)	(1,065)	58	(1,123)
Other time deposits	(3,932)	801	(4,733)	(330)	656	(986)
Short-term borrowing	(152)	14	(166)	(347)	(130)	(217)
Long-term debt	(10)		(10)	(24)	(28)	4
Total	(5,929)	1,147	(7,076)	(1,766)	556	(2,322)
Net interest revenue	$ 1,515	$ 1,922	$ (407)	$(1,442)	$ 970	$(2,412)

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses is the cost of providing an allowance that is adequate to absorb inherent losses on loans in the portfolio. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Loan review procedures are in place to ensure that potential problem loans are identified. The procedures include a continuous review of the portfolios at the affiliate banks by the Company's loan review department.

Management's evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, work-out and collection arrangements, and possible concentrations of credit. The loan review process also includes an evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, and other economic factors. Each quarter this review is quantified in a report to Management which uses it to determine whether an appropriate allowance is maintained. This report is then submitted to the Company's Board of Directors quarterly. The amount of the allowance is affected by: (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged-off, which increase the allowance; and (iii) the provisions for loan losses charged to income, which increase the allowance.

Table 14 sets forth certain information with respect to the Company's average loans, allowance for loan losses, charge-offs and recoveries for the five years-ended December 31, 2002.

Table 14

SUMMARY OF LOAN LOSS EXPERIENCE

(DOLLARS IN THOUSANDS)	YEAR-ENDED DECEMBER 31,				
	2002	2001	2000	1999	1998
Allowance for loan losses –					
Balance at beginning of year	$ 5,328	$ 4,608	$ 4,128	$ 3,664	$ 3,394
Balance acquired in purchase business combination	1,470				287
Charge-offs					
Commercial, financial and agricultural	366	394	597	197	470
Real estate – construction				93	34
Real estate – mortgage	500	123	374	172	135
Installment	883	894	397	375	387
Total charge-offs	1,749	1,411	1,368	837	1,026
Recoveries					
Commercial, financial and agricultural	30	43	321	185	271
Real estate – construction				48	
Real estate – mortgage	9	37	120	58	32
Installment	307	264	172	183	135
Total recoveries	346	344	613	474	438
Net charge-offs	1,403	1,067	755	363	588
Addition to allowance charged to operating expense	961	1,787	1,235	827	571
Allowance for loan losses – Balance at end of year	$ 6,356	$ 5,328	$ 4,608	$ 4,128	$ 3,664
Loans at end of year, net of unearned income	$417,359	$382,313	$378,353	$357,924	$313,031
Ratio of ending allowance to ending loans	1.52%	1.39%	1.22%	1.15%	1.17%
Average loans, net of unearned income	$402,927	$382,818	$367,281	$341,792	$289,352
Non-performing loans	$ 4,773	$ 2,588	$ 2,503	$ 1,798	$ 1,040
Ratio of net charge-offs to average loans	.35%	.28%	.21%	.11%	.20%
Ratio of ending allowance to total non-performing loans	133.17%	205.87%	184.10%	229.59%	352.31%

Net charge-offs increased to $1.4 million in 2002 compared to $1.1 million in 2001. Net charge-offs excluding the Wewahitchka Bank were approximately $857 thousand in 2002. The loans that were charged-off by the Wewahitchka Bank were reserved for prior to BancTrust's acquisition of the Wewahitchka Bank.

The allowance for loan losses as a percentage of loans was 1.52 percent at December 31, 2002, and 1.39 percent at December 31, 2001. The increase in this percentage is primarily attributable to the purchase of the Wewahitchka Bank, which has a higher loan loss reserve as a percentage of loans due to its higher level of classified loans. The allowance for loan losses represented 1.33 times non-performing loans at December 31, 2002, compared to 2.06 times non-performing loans at December 31, 2001. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio, including non-performing loans, and adjusts the allowance when appropriate. Management considered the allowance adequate at December 31, 2002.

Table 15

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(DOLLARS IN THOUSANDS)	2002		2001		2000		1999		1998	
	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS	ALLOWANCE ALLOCATION	PERCENTAGE OF LOANS IN EACH CATEGORY TO TOTAL LOANS
Commercial, financial & agricultural	$3,838	52.67%	$2,644	53.12%	$1,924	51.83%	1,659	49.93%	1,389	46.39%
Real estate	1,584	33.49	1,804	32.27	1,771	31.89	1,604	33.38%	1,388	35.01%
Installment	934	13.84	880	14.61	913	16.28	865	16.69%	887	18.60%
Total	$6,356	100.00%	$5,328	100.00%	$4,608	100.00%	4,128	100.00%	3,664	100.00%

Non-Performing Assets

Non-performing assets include accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned. Commercial, business and installment loans are classified as non-accrual by Management upon the earlier of: (i) a determination that collection of interest is doubtful; or (ii) the time at which such loans become 90 days past due unless collateral or other circumstances reasonably assure full collection of principal and interest.

Table 16 sets forth certain information with respect to accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned.

Non-performing loans rose to $4.8 million at year-end 2002 compared to $2.6 million a year earlier. Accruing loans 90 days or more past due decreased by $987 thousand, primarily the result of one large loan being brought current. Loans on non-accrual increased by $2.1 million. The purchase of the Wewahitchka Bank accounts for approximately $751 thousand of this increase. The remainder of the increase in non-accrual loans is primarily attributable to one borrower with several large loans. Management currently anticipates that these loans will result in foreclosure of the property securing the loans and that the amount realized from the sale of the property will approximate the carrying value of the loans less the portion of the allowance for loan losses allocated to the loans. Renegotiated loans consist of one large loan that is performing as scheduled.

Total non-performing assets as a percentage of loans and other real estate owned at year-end 2002 was 1.30 percent compared to 0.78 percent at year-end 2001 and 0.75 percent at year-end 2000.

Table 16

SUMMARY OF NON-PERFORMING ASSETS

(DOLLARS IN THOUSANDS)

	DECEMBER 31,		
	2002	2001	2000
Accruing loans 90 days or more past due	$ 21	$1,008	$ 365
Loans on non-accrual	3,726	1,580	2,138
Renegotiated loans	1,026		
Total non-performing loans	4,773	2,588	2,503
Other real estate owned	667	387	328
Total non-performing assets	$5,440	$2,975	$2,831
Loans 90 days or more past due as a percent of loans	0.01%	0.26%	0.10%
Total non-performing loans as a percent of loans	1.14%	0.68%	0.66%
Total non-performing assets as a percent of loans and other real estate owned	1.30%	0.78%	0.75%

Details of Non-Accrual Loans

The impact of non-accrual loans on interest income the past three years is shown in Table 17. Not included in the table are loans totaling $4.9 million at December 31, 2002, as to which Management has reservations about the ability of the borrowers to comply with present repayment terms. These credits were considered in determining the adequacy of the allowance for loan losses and, while current, are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers severe financial difficulties. Any loans, other than those described earlier in this paragraph, which are classified for regulatory purposes as loss, doubtful, substandard or special mention, and which are not included as non-performing loans, do not (i) represent or result from trends or uncertainties which Management reasonably expects will materially impact future operating results, or (ii) represent material credits about which Management is aware of any information which causes Management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Table 17

DETAILS OF NON-ACCRUAL LOANS

(IN THOUSANDS)

	2002	2001	2000
Principal balance at December 31,	$3,726	$1,580	$2,138
Interest that would have been recorded under original terms for the years-ended December 31,	$ 188	$ 165	$ 154
Interest actually recorded in the financial statements for the years-ended December 31,	$ 121	$ 29	$ 48

Non-Interest Revenue and Non-Interest Expense

Trust revenue continues to be a significant source of non-interest revenue, accounting for $1.9 million, or 25.1 percent of total non-interest revenue at BancTrust in 2002. Service charges on deposit accounts increased by $248 thousand, or 8.6 percent. The purchase of the Wewahitchka Bank accounted for $173 thousand of this increase. The category other income, charges and fees increased 16.1 percent in 2002 compared to 2001, and 62.5 percent in 2001 compared to 2000. Mortgage loan referral fees accounted for a large portion of these increases. While the current low rate environment has exerted significant pressure on interest margins at BancTrust, it has also presented an opportunity to increase revenue in the mortgage area. Management intends to continue to pursue this and additional opportunities to increase non-interest revenue. However, the Company expects mortgage loan referral fees to decrease if interest rates rise.

Securities gains increased from $173 thousand in 2001 to $889 thousand in 2002, the result of sales of bonds at several of the banks. In making the decision to sell these bonds, Management considered the likelihood of these bonds being called and the current types and rates of bonds available for reinvestment.

Table 18

NON-INTEREST REVENUE

(IN THOUSANDS)

	YEAR-ENDED DECEMBER 31,		
	2002	2001	2000
Non-Interest Revenue:			
Service charges on deposit accounts	$3,137	$2,889	$2,812
Trust revenue	1,898	1,862	1,704
Securities gains, net	889	173	4
Other income, charges and fees	1,645	1,417	872
Total	$7,569	$6,341	$5,392

One measure of profitability at BancTrust is the efficiency ratio, calculated as non-interest expense divided by net interest revenue (tax adjusted) plus non-interest revenue. The lower the ratio, the more efficient the company. The efficiency ratio in 2002 was 62.12 percent compared to 61.30 percent in 2001 and 57.57 percent in 2000. The increase in non-interest expense in 2002 was the primary cause of the increase in the efficiency ratio compared to 2001.

Non-interest expense increased 10.6 percent in 2002 compared to 2001 and 4.8 percent in 2001 compared to 2000. Salaries and pension and other employee benefits costs, the largest non-interest expense category, increased 8.7 percent in 2002. The purchase of the Wewahitchka Bank accounted for 64.3 percent of the increase in personnel cost. Higher health insurance costs, pension plan expense and salary increases accounted for most of the remaining increase. Furniture and equipment expenses increased 21.6 percent, while net occupancy expenses increased 16.9 percent in 2002, attributable to the opening of one new office in the Mobile County market in late 2001 and to the purchase of the Wewahitchka Bank. Intangible amortization decreased from $198 thousand in 2001 to $9 thousand in 2002. This decrease was caused by the adoption of SFAS No. 142 by the Company on January 1, 2002. Under SFAS No. 142, intangible assets deemed to have indefinite lives are no longer amortized but instead are tested annually for impairment. The Company's goodwill qualifies for the non-amortization provisions of SFAS No. 142 and as a result no goodwill amortization expense was recorded in 2002. The purchase of the Wewahitchka State Bank resulted in the $9 thousand intangible amortization for 2002 relating to core deposit intangibles. Other operating expenses in 2002 increased $719 thousand, or 13.9 percent, from 2001. The purchase of the Wewahitchka Bank accounted for approximately $323 thousand of this increase. Also contributing to this increase were the name changes at the Mobile Bank, the Brewton Bank and the Company.

Table 19

NON-INTEREST EXPENSE

(IN THOUSANDS)

	YEAR-ENDED DECEMBER 31,		
	2002	2001	2000
Non-Interest Expense:			
Salaries	$ 8,974	$ 8,234	$ 8,127
Pension and other employee benefits	2,350	2,184	1,951
Furniture and equipment expenses	1,722	1,416	1,396
Net occupancy expenses	1,446	1,237	1,173
Intangible amortization	9	198	198
Other operating expenses	5,886	5,167	4,753
Total	$20,387	$18,436	$17,598

Table 16

SUMMARY OF NON-PERFORMING ASSETS

(DOLLARS IN THOUSANDS)	DECEMBER 31,		
	2002	2001	2000
Accruing loans 90 days or more past due	$ 21	$1,008	$ 365
Loans on non-accrual	3,726	1,580	2,138
Renegotiated loans	1,026		
Total non-performing loans	4,773	2,588	2,503
Other real estate owned	667	387	328
Total non-performing assets	$5,440	$2,975	$2,831
Loans 90 days or more past due as a percent of loans	0.01%	0.26%	0.10%
Total non-performing loans as a percent of loans	1.14%	0.68%	0.66%
Total non-performing assets as a percent of loans and other real estate owned	1.30%	0.78%	0.75%

Details of Non-Accrual Loans

The impact of non-accrual loans on interest income the past three years is shown in Table 17. Not included in the table are loans totaling $4.9 million at December 31, 2002, as to which Management has reservations about the ability of the borrowers to comply with present repayment terms. These credits were considered in determining the adequacy of the allowance for loan losses and, while current, are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers severe financial difficulties. Any loans, other than those described earlier in this paragraph, which are classified for regulatory purposes as loss, doubtful, substandard or special mention, and which are not included as non-performing loans, do not (i) represent or result from trends or uncertainties which Management reasonably expects will materially impact future operating results, or (ii) represent material credits about which Management is aware of any information which causes Management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Table 17

DETAILS OF NON-ACCRUAL LOANS

(IN THOUSANDS)	2002	2001	2000
Principal balance at December 31,	$3,726	$1,580	$2,138
Interest that would have been recorded under original terms for the years-ended December 31,	$ 188	$ 165	$ 154
Interest actually recorded in the financial statements for the years-ended December 31,	$ 121	$ 29	$ 48

Non-Interest Revenue and Non-Interest Expense

Trust revenue continues to be a significant source of non-interest revenue, accounting for $1.9 million, or 25.1 percent of total non-interest revenue at BancTrust in 2002. Service charges on deposit accounts increased by $248 thousand, or 8.6 percent. The purchase of the Wewahitchka Bank accounted for $173 thousand of this increase. The category other income, charges and fees increased 16.1 percent in 2002 compared to 2001, and 62.5 percent in 2001 compared to 2000. Mortgage loan referral fees accounted for a large portion of these increases. While the current low rate environment has exerted significant pressure on interest margins at BancTrust, it has also presented an opportunity to increase revenue in the mortgage area. Management intends to continue to pursue this and additional opportunities to increase non-interest revenue. However, the Company expects mortgage loan referral fees to decrease if interest rates rise.

Securities gains increased from $173 thousand in 2001 to $889 thousand in 2002, the result of sales of bonds at several of the banks. In making the decision to sell these bonds, Management considered the likelihood of these bonds being called and the current types and rates of bonds available for reinvestment.

Table 18

NON-INTEREST REVENUE

(IN THOUSANDS)

	YEAR-ENDED DECEMBER 31,		
	2002	2001	2000
Non-Interest Revenue:			
Service charges on deposit accounts	$3,137	$2,889	$2,812
Trust revenue	1,898	1,862	1,704
Securities gains, net	889	173	4
Other income, charges and fees	1,645	1,417	872
Total	$7,569	$6,341	$5,392

One measure of profitability at BancTrust is the efficiency ratio, calculated as non-interest expense divided by net interest revenue (tax adjusted) plus non-interest revenue. The lower the ratio, the more efficient the company. The efficiency ratio in 2002 was 62.12 percent compared to 61.30 percent in 2001 and 57.57 percent in 2000. The increase in non-interest expense in 2002 was the primary cause of the increase in the efficiency ratio compared to 2001.

Non-interest expense increased 10.6 percent in 2002 compared to 2001 and 4.8 percent in 2001 compared to 2000. Salaries and pension and other employee benefits costs, the largest non-interest expense category, increased 8.7 percent in 2002. The purchase of the Wewahitchka Bank accounted for 64.3 percent of the increase in personnel cost. Higher health insurance costs, pension plan expense and salary increases accounted for most of the remaining increase. Furniture and equipment expenses increased 21.6 percent, while net occupancy expenses increased 16.9 percent in 2002, attributable to the opening of one new office in the Mobile County market in late 2001 and to the purchase of the Wewahitchka Bank. Intangible amortization decreased from $198 thousand in 2001 to $9 thousand in 2002. This decrease was caused by the adoption of SFAS No. 142 by the Company on January 1, 2002. Under SFAS No. 142, intangible assets deemed to have indefinite lives are no longer amortized but instead are tested annually for impairment. The Company's goodwill qualifies for the non-amortization provisions of SFAS No. 142 and as a result no goodwill amortization expense was recorded in 2002. The purchase of the Wewahitchka State Bank resulted in the $9 thousand intangible amortization for 2002 relating to core deposit intangibles. Other operating expenses in 2002 increased $719 thousand, or 13.9 percent, from 2001. The purchase of the Wewahitchka Bank accounted for approximately $323 thousand of this increase. Also contributing to this increase were the name changes at the Mobile Bank, the Brewton Bank and the Company.

Table 19

NON-INTEREST EXPENSE

(IN THOUSANDS)

	YEAR-ENDED DECEMBER 31,		
	2002	2001	2000
Non-Interest Expense:			
Salaries	$ 8,974	$ 8,234	$ 8,127
Pension and other employee benefits	2,350	2,184	1,951
Furniture and equipment expenses	1,722	1,416	1,396
Net occupancy expenses	1,446	1,237	1,173
Intangible amortization	9	198	198
Other operating expenses	5,886	5,167	4,753
Total	$20,387	$18,436	$17,598

Income Taxes

Income tax expense was $3.0 million in 2002, compared to $2.5 million and $3.1 million in 2001 and 2000, respectively. The effective combined tax rate was 29.3 percent in 2002, compared to 28.8 percent in 2001 and 29.2 percent in 2000.

Inflation and Other Issues

Because the Company's assets and liabilities are essentially monetary in nature, the effect of inflation on the Company's assets is less significant compared to most commercial and industrial companies. Inflation has an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Management believes, however, that the Company's financial results are influenced more by its ability to react to changes in interest rates than by inflation.

Except as discussed in this Management's Discussion and Analysis, Management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of the Company. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2002				
	FIRST	SECOND	THIRD	FOURTH	TOTAL
Interest revenue	$ 8,574	$ 9,065	$ 9,245	$ 9,022	$ 35,906
Interest expense	2,976	3,045	2,960	2,785	11,766
Net interest revenue	5,598	6,020	6,285	6,237	24,140
Provision for loan losses	186	231	250	294	961
Non-interest revenue	1,630	2,054	2,151	1,734	7,569
Non-interest expense	4,654	5,102	5,300	5,331	20,387
Income before income taxes	2,388	2,741	2,886	2,346	10,361
Income tax expense	675	817	871	675	3,038
Net income	$ 1,713	$ 1,924	$ 2,015	$ 1,671	$ 7,323
Net income per share					
Basic	$ .20	$ .22	$ .23	$ .19	$ .85
Diluted	$ .20	$ .22	$ .23	$ .19	$ .84

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	FIRST	SECOND	2001 THIRD	FOURTH	TOTAL
Interest revenue	$10,753	$10,434	$ 9,962	$ 9,168	$40,317
Interest expense	5,137	4,715	4,343	3,500	17,695
Net interest revenue	5,616	5,719	5,619	5,668	22,622
Provision for loan losses	287	158	437	905	1,787
Non-interest revenue	1,580	1,570	1,569	1,622	6,341
Non-interest expense	4,845	4,567	4,527	4,497	18,436
Income before income taxes	2,064	2,564	2,224	1,888	8,740
Income tax expense	563	764	662	525	2,514
Net income	$ 1,501	$ 1,800	$ 1,562	$ 1,363	$ 6,226
Net income per share					
Basic	$ .18	$ .21	$ .18	$ .16	$ .73
Diluted	$ .18	$ .21	$ .18	$ .16	$ .73

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by this Item 7A is included in Item 7 at page 19 under the heading "Asset/Liability Management."

Item 8. Financial Statements and Supplementary Data

Management's Report on Financial Statements

The Management of BancTrust Financial Group, Inc. is responsible for the preparation, content, integrity, objectivity and reliability of the financial statements and all other financial information included in this Annual Report on Form 10-K. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, Management made judgments and estimates based upon currently available facts, events and transactions.

Management depends upon the Company's accounting system and the internal control structure to meet its responsibility for the reliability of these statements. These systems and controls are designed to provide reasonable assurance that the assets are safeguarded from material loss and that the transactions executed are in accordance with Management's authorizations and are properly recorded in the financial records. The concept of reasonable assurance recognizes that the cost of internal accounting controls should not exceed the benefits derived and that there are inherent limitations of any system of internal accounting controls.

The independent public accounting firm of KPMG LLP has been engaged to audit the Company's financial statements and to express an opinion as to whether the Company's statements present fairly, in all material respects, the financial position, cash flows and the results of operations, all in accordance with accounting principles generally accepted in the United States of America. Their audit is conducted in conformity with auditing standards generally accepted in the United States of America and includes procedures believed by them to be sufficient to provide reasonable assurance that the financial statements are free of material misstatement.

The Audit Committee of the Board of Directors, composed of directors who meet the standards of independence set by the National Association of Securities Dealers, Inc., oversees Management's responsibility in the preparation of these statements. This committee has the responsibility to review periodically the scope, findings and opinions of the audits of the independent public accountants and internal auditors. KPMG LLP and the internal auditors have free access to the Audit Committee and also to the Board of Directors to meet independent of Management to discuss the internal control structure, accounting, auditing and other financial reporting concerns.

We believe these policies and procedures provide reasonable assurance that our operations are conducted with a high standard of business conduct and that the financial statements reflect fairly the financial position, results of operations and cash flows of the Company.

J. Stephen Nelson
Chairman

W. Bibb Lamar, Jr.
President and CEO

F. Michael Johnson
Chief Financial Officer

Independent Auditors' Report

The Board of Directors
BancTrust Financial Group, Inc.

We have audited the accompanying consolidated statement of condition of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2002, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 8 to the consolidated financial statements, in their report dated February 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 consolidated financial statements of the Company were audited by other auditors who have ceased operations. As described in Note 8, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 8 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Birmingham, Alabama
January 31, 2003
/s/KPMG LLP

Independent Auditors' Report

We have audited the accompanying consolidated statements of condition of South Alabama Bancorporation, Inc. (an Alabama Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Alabama Bancorporation, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective December 1, 2000, South Alabama Bancorporation, Inc. changed its method of accounting for derivative instruments and hedging activities as required by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

Birmingham, Alabama
February 1, 2002
/s/Arthur Andersen LLP

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT AND ARTHUR ANDERSEN LLP HAS NOT REISSUED THE REPORT.

Consolidated Statements of Condition
As of December 31, 2002 and 2001
BancTrust Financial Group, Inc. and Subsidiaries
(Dollars and Shares in Thousands)

	December 31,	
	2002	2001
ASSETS:		
Cash and due from banks	$ 26,401	$ 25,482
Federal funds sold	13,417	16,387
Total cash and cash equivalents	39,818	41,869
Interest-bearing deposits	683	1,633
Securities available for sale	185,342	146,356
Loans	417,655	383,261
Less: Unearned income	(296)	(948)
Allowance for loan losses	(6,356)	(5,328)
Loans, net	411,003	376,985
Premises and equipment, net	15,736	13,918
Accrued income receivable	4,322	4,868
Goodwill and intangible assets	5,942	3,981
Other assets	2,964	2,762
Total	$ 665,810	$ 592,372
LIABILITIES:		
Deposits		
Interest bearing	$ 462,651	$ 401,841
Non-interest bearing	100,046	99,636
Total deposits	562,697	501,477
Short-term borrowings	11,578	7,614
Long-term debt	6,000	6,000
Other liabilities	4,631	3,367
Total liabilities	584,906	518,458
SHAREHOLDERS' EQUITY:		
Preferred stock – no par value		
Shares authorized – 500		
Shares outstanding – none		
Common stock – $.01 par value		
Shares authorized – 20,000		
Shares issued – 8,985 in 2002 and 8,592 in 2001	90	86
Additional paid in capital	41,949	37,828
Accumulated other comprehensive income, net of taxes of $1,459 in 2002 and $517 in 2001	2,485	880
Retained earnings	38,788	35,614
Less treasury stock, 256 shares in 2002 and 62 shares in 2001, at cost	(2,408)	(494)
Total shareholders' equity	80,904	73,914
Total	$ 665,810	$ 592,372

See notes to consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2002, 2001 and 2000

BancTrust Financial Group, Inc.

(Dollars and Shares in Thousands Except Per Share)

	Year Ended December 31,		
	2002	2001	2000
INTEREST REVENUE:			
Loans	$ 27,093	$ 31,874	$ 34,425
Investment securities – taxable	5,983	5,417	5,903
Investment securities – non-taxable	2,465	2,472	2,704
Federal funds sold	332	522	360
Interest-bearing bank balances	33	32	28
Total interest revenue	35,906	40,317	43,420
INTEREST EXPENSE:			
Deposits	11,345	17,112	18,507
Short-term borrowings	91	243	590
Federal Home Loan Bank borrowings	330	340	364
Total interest expense	11,766	17,695	19,461
Net interest revenue	24,140	22,622	23,959
Provision for loan losses	961	1,787	1,235
Net interest revenue after provision for loan losses	23,179	20,835	22,724
NON-INTEREST REVENUE:			
Service charges on deposit accounts	3,137	2,889	2,812
Trust revenue	1,898	1,862	1,704
Securities gains, net	889	173	4
Other income, charges and fees	1,645	1,417	872
Total non-interest revenue	7,569	6,341	5,392
NON-INTEREST EXPENSE:			
Salaries	8,974	8,234	8,127
Pensions and other employee benefits	2,350	2,184	1,951
Furniture and equipment expense	1,722	1,416	1,396
Net occupancy expense	1,446	1,237	1,173
Intangible amortization	9	198	198
Other expense	5,886	5,167	4,753
Total non-interest expense	20,387	18,436	17,598
Income before income taxes	10,361	8,740	10,518
Income tax expense	3,038	2,514	3,071
NET INCOME:	$ 7,323	$ 6,226	$ 7,447
Basic earnings per share	$ .85	$ .73	$ .87
Diluted earnings per share	$ .84	$ .73	$ .87

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the Years Ended December 31, 2002, 2001 and 2000
BancTrust Financial Group, Inc.
(Dollars and Shares in Thousands Except Per Share)

	Common Stock			Accumulated			
	Shares Issued	Amount	Additional Paid in Capital	Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance, December 31, 1999	8,585	$ 86	$37,786	$(2,911)	$29,121		$64,082
Comprehensive income:							
Net income					7,447		7,447
Net change in unrealized gain on securities available for sale, net of taxes				3,213			3,213
Total comprehensive income							10,660
Dividends declared ($.40 per share)					(3,429)		(3,429)
Common stock options exercised	2		6				6
Treasury stock purchased -- 61 shares						$(484)	(484)
Balance, December 31, 2000	8,587	86	37,792	302	33,139	(484)	70,835
Comprehensive income:							
Net income					6,226		6,226
Net change in unrealized gain on securities available for sale, net of taxes				578			578
Total comprehensive income							6,804
Dividends declared ($.44 per share)					(3,751)		(3,751)
Common stock options exercised	5		36				36
Treasury stock purchased – 1 shares						(10)	(10)
Balance, December 31, 2001	8,592	86	37,828	880	35,614	(494)	73,914
Comprehensive income:							
Net income					7,323		7,323
Minimum pension liability adjustment, net of taxes				(581)			(581)
Net change in unrealized gain on securities available for sale, net of taxes				2,186			2,186
Total comprehensive income							8,928
Dividends declared ($.48 per share)					(4,149)		(4,149)
Common stock options exercised	8		71				71
Common stock issued in business combination	385	4	4,050				4,054
Treasury stock purchased – 194 shares						(1,914)	(1,914)
Balance, December 31, 2002	8,985	$ 90	$41,949	$2,485	$38,788	$(2,408)	$80,904

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2002, 2001 and 2000
BancTrust Financial Group, Inc.
(Dollars and Shares in Thousands Except Per Share)

	Year Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 7,323	$ 6,226	$ 7,447
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,853	1,523	1,535
Provision for loan losses	961	1,787	1,235
Securities gains, net	(889)	(173)	(4)
Deferred income tax provision (benefit)	398	(422)	(281)
(Increase) decrease in:			
Accrued income receivable	843	1,205	(438)
Other assets	(2,337)	(731)	539
(Decrease) increase in other liabilities	198	(1,264)	1,306
Net cash provided by operating activities	8,350	8,151	11,339
INVESTING ACTIVITIES:			
Net (increase) decrease in interest-bearing deposits	950	(817)	(217)
Net increase in loans	(10,420)	(5,027)	(21,184)
Purchase of premises and equipment, net	(2,159)	(2,145)	(1,391)
Proceeds from sale of other real estate owned	529	489	138
Proceeds from maturities of securities held to maturity			878
Proceeds from maturities of securities available for sale	73,796	55,826	17,370
Proceeds from sales of securities available for sale	38,946	15,813	1,056
Purchases of securities available for sale	(139,025)	(76,565)	(10,083)
Net cash acquired in business combination	3,512		
Net cash used in investing activities	(33,871)	(12,426)	(13,433)
FINANCING ACTIVITIES:			
Net increase in deposits	25,498	14,642	19,383
Net increase (decrease) in short-term borrowings	3,964	(1,201)	(6,184)
Net increase in long-term debt			(1,000)
Dividends paid	(4,149)	(3,751)	(3,429)
Purchases of treasury stock	(1,914)	(10)	(484)
Proceeds from issuance of common stock	71	36	6
Net cash provided by financing activities	23,470	9,716	8,292
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,051)	5,441	6,198
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	41,869	36,428	30,230
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,818	$ 41,869	$ 36,428

See notes to consolidated financial statements.

Note 1. *Summary of Significant Accounting Policies*

PRINCIPLES OF CONSOLIDATION – The accompanying consolidated financial statements include the accounts of BancTrust Financial Group, Inc. (formerly South Alabama Bancorporation, Inc.), (the "Company" or "BancTrust") and its wholly-owned subsidiaries, BankTrust (formerly South Alabama Bank) (the "Mobile Bank"), BankTrust of Brewton, (formerly First National Bank, Brewton) (the "Brewton Bank"), The Monroe County Bank (the "Monroeville Bank"), The Commercial Bank of Demopolis (the "Demopolis Bank"), Sweet Water State Bank (the "Sweet Water Bank"), and Wewahitchka State Bank (the "Wewahitchka Bank") (collectively the "Banks"), and South Alabama Trust Company, Inc. (the "Trust Company"). All significant intercompany accounts and transactions are eliminated. The Banks are engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in commercial and real estate loans and investment securities in Southwest Alabama and Northwest Florida. The Banks also offer a range of other commercial bank services including investment products. The Trust Company offers trust services.

BASIS OF FINANCIAL STATEMENT PRESENTATION – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. All dollars and shares are in thousands except per share amounts. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

A substantial portion of the Company's loans are secured by real estate in Mobile, Baldwin, Monroe, Marengo, Clarke, and Escambia Counties of Alabama and Gulf County in Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in this area. Management believes that the allowance for losses on loans is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are generally sold for one day periods.

Supplemental disclosures of cash flow information for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Cash paid for:			
Interest	$12,196	$18,356	$ 18,802
Income taxes	3,095	3,275	3,012
Non-cash transactions:			
Fair value of assets acquired	39,967		
Capital stock issued to acquire assets	4,054		
Liabilities assumed	35,913		

SECURITIES AVAILABLE FOR SALE – Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Securities available for sale may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. The specific identification method is used to compute gains or losses on the sale of these assets.

LOANS AND INTEREST INCOME – Loans are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans.

Interest on commercial and real estate loans is accrued and credited to income based on the principal amount outstanding. Interest on installment loans is recognized using the interest method and according to the rule of 78's which approximates the interest method.

(Dollars and Shares in Thousands Except Per Share)

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet contractual payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

ALLOWANCE FOR LOAN LOSSES – The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current economic conditions and such other factors which, in Management's judgment, deserve current recognition in estimating loan losses. This determination also considers the balance of impaired loans (which are generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

PREMISES AND EQUIPMENT – Premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or terms of the leases as applicable.

OTHER REAL ESTATE OWNED – Other real estate owned is carried at the lower of the recorded investment in the loan or fair value, less costs to dispose. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan losses at the time of foreclosure. A provision is charged to earnings and a related valuation account for subsequent losses on other real estate owned is established when, in the opinion of Management, such losses have occurred. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors, all of which are beyond the Company's control. The recognition of sales and sales gains is dependent upon whether the nature and term of the sales, and including possible future involvement of the Company, if any, meet certain defined requirements. If not met, sale and gain recognition would be deferred.

INCOME TAXES – The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INTANGIBLE ASSETS – Goodwill and intangible assets with indefinite useful lives are tested for impairment annually. Measurement of any impairment of such assets is based on the asset's fair value, with the resulting charge recorded as a loss. Core deposit intangible assets are amortized over 7 years. There were no significant impairment losses recorded in 2002, 2001 or 2000. In 2001 and 2000, goodwill was amortized on the straight-line basis over 25 years.

TREASURY STOCK – Treasury stock repurchases and sales are accounted for using the cost method.

TRUST COMPANY ASSETS AND INCOME – Assets held by the Trust Company in a fiduciary capacity for customers are not included in the consolidated financial statements. Fiduciary fees on trust accounts are recognized on the accrual basis.

MARKET RISK MANAGEMENT – Market risk is a risk of loss arising from adverse changes in market prices and rates. The Company's market risk is composed primarily of interest rate risk created by its lending and deposit taking activities. Management addresses this risk through an active Asset/Liability Management process and through management of loan and investment portfolio maturities and repricing. Through December 31, 2002, Management has not utilized derivatives as a part of this process.

STOCK OPTIONS – The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is considered to be equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

The Company has three incentive stock option plans, the South Alabama Bancorporation 1993 Incentive Compensation Plan (the "1993 Plan"), the South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan (the "2001 Plan"), and the Mobile National Stock Option Plan (the "MBNC Plan").

The MBNC Plan was terminated in 1993 upon the adoption of the 1993 Plan. The remaining granted and outstanding options under the MBNC Plan are convertible into common shares of the Company. At December 31, 2002, options for 11 shares were granted and outstanding under the MBNC Plan. The 1993 Plan was terminated in 2001 upon the adoption of the 2001 Plan. The remaining granted and outstanding options under the 1993 Plan are convertible into common shares of the Company. At December 31, 2002, options for 346 shares were granted and outstanding under the 1993 Plan.

The Company may grant options for up to 250 shares to employees and directors under the 2001 Plan and has granted options of 14 shares under the 2001 Plan through December 31, 2002. Under the 1993, 2001 and MBNC Plans, the option exercise price equals the stock's market price at the date of grant. The options are exercisable one year after date of issuance and expire after ten years.

(Dollars and Shares in Thousands Except Per Share)

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

		2002	2001	2000
	Net income as reported	$ 7,323	$ 6,226	$ 7,447
	Compensation expense, net of tax	(18)	(175)	(89)
	Pro forma net income	$ 7,305	$ 6,051	$ 7,358
Earnings per share:	As reported			
	Basic	$ .85	$ .73	$ .87
	Diluted	.84	.73	.87
	Pro forma			
	Basic	$ .84	$ .71	$ .86
	Diluted	.84	.71	.86

A summary of the status of the Company's two stock option plans at December 31, 2002, 2001, and 2000 and the changes during the years then ended is as follows:

	2002		2001		2000	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	360	$10.77	319	$11.10	293	$11.03
Granted	8	9.95	44	11.31	26	11.91
Exercised	8	8.67	3	8.67		
Forfeited						
Outstanding at end of year	360	11.77	360	10.77	319	
Exercisable at end of year	352	11.54	319	9.40	293	$11.03
Weighted average fair value of the options granted		$ 3.41		$ 3.99		$ 3.65

At December 31, 2002, 265 of the 360 options have exercise prices between $8 and $12 with a weighted average exercise price of $9.96 and an average remaining contractual life of 4.16 years. 90 of these options have exercise prices between $12 and $16 with a weighted average exercise price of $15.64 and an average remaining contractual life of 5.51 years. The remaining 5 options outstanding at December 31, 2002 consist of options with exercise prices between $16 and $22, with a weighted average exercise price of $22.19 and an average remaining contractual life of 5.56 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively; risk-free interest rates of 2.89%, 4.38%, and 6.64%; expected dividend yields of 4.4%, 4.1%, and 3.4%; expected lives of 5 years in 2002, 2001 and 2000; and expected volatility of 56%, 35%, and 35%, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS – In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, *Business Combinations,* and Statement No. 142, *Goodwill and Other Intangible Assets.* Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether these assets are impaired as of the date of adoption and test for impairment at least annually. The new standard also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment. The Company adopted the provisions of Statement No. 141 and Statement No. 142 in 2002.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* that replaces FASB Statement No. 121, *Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of.* The provisions of Statement 144 were effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this Statement did not have a material impact on the Company's consolidated financial position or consolidated results of operations.

In April 2002, the FASB issued Statement No. 145, Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. This statement rescinded Statement No. 4, 44, and 64, the provisions of which are either addressed in other pronouncements or no longer applicable. SFAS No. 13 was

(Dollars and Shares in Thousands Except Per Share)

amended to address the accounting for certain lease modifications. The Company adopted the provisions of SFAS No. 145 for financial statements issued after May 15, 2002. The adoption of this statement did not have a material impact on the Company's financial statements or consolidated results of operations.

In June 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated With Exit or Disposal Activities*. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." Statement No. 146 requires that a liability for cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The impact of this statement on the Company's consolidated financial position and results of operation is not expected to be material.

In October 2002, the FASB issued SFAS No. 147 *Acquisitions of Certain Financial Institutions*. This statement requires that unidentifiable intangible assets that were acquired in a transaction that did not meet the definition of a business combination continue to be amortized over their remaining useful lives. The Company adopted the provisions of Statement No. 147 as of October 1, 2002, and the adoption of this statement had no impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement is effective for fiscal and interim periods ending after December 15, 2002. The disclosures required by this statement are included herein.

In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others; an Interpretation of FASB Statements 5, 57, and 107 and rescission of FASB Interpretation 34. Guarantors will have to meet new disclosure and liability – recognition requirements for guarantees of debt. The initial recognition if effective after December 31, 2002. The Company does not expect this Interpretation will have a material impact on its consolidated financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which clarified the application the Accounting Research Bulletin 51, Consolidated Financial Statement, to certain variable interest entities in which investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of FIN 46 are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities that existed prior to February 1, 2003. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. Management is currently assessing the impact of FIN 46, and does not expect this Interpretation to have a material impact on the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

Note 2 Business Combination

On April 16, 2002, Gulf Coast Community Bancshares, Inc., the parent company of Wewahitchka State Bank, was acquired by the Company. The Company acquired 100 percent of the outstanding stock, which was all voting stock, of Wewahitchka State Bank. This acquisition has been accounted for under the purchase method of accounting. Therefore, the results of operations of Wewahitchka State Bank have been included in the consolidated results of the Company from April 16, 2002. Wewahitchka State Bank had total assets of $43,961 at December 31, 2002 and three locations in the Florida panhandle. The Company's Board of Directors viewed the acquisition of Wewahitchka State Bank as an opportunity to acquire a franchise in the northwest Florida market. In determining the price, the Company considered the following: (1) anticipated effect of the merger on the Company's earnings per share, (2) anticipated effect on the Company's book value per share, (3) the value to the Company of a presence in the Florida panhandle, and (4) alternative methods of entering the Florida panhandle and cost of those methods. The purchase price was $4.1 million and was settled with 385 shares of BancTrust common stock, which number was calculated using the average price at which the shares of the Company were trading during the period of twenty consecutive trading days ending on the trading day which preceded by two days the effective time of the merger. As a result of the purchase, the Company recorded goodwill of $1,799, none of which is deductible for income tax purposes, and a core deposit intangible asset of $88.

Assuming the April 16, 2002 acquisition of Wewahitchka State Bank had occurred on January 1, 2001, the consolidated results of operations on a pro forma basis for the years ended December 31, 2002 and 2001 would have been as follows:

	Year ended December 31,	
	2002	2001
Net interest income	$ 24,553	$ 23,867
Net income	6,804	5,974
Net income per share – basic	$ .78	$ .67
Net income per share – diluted	.77	.67

(Dollars and Shares in Thousands Except Per Share)

Note 3. Restrictions On Cash and Due From Bank Accounts

The Banks are required to maintain average reserve balances with the Federal Reserve Bank. The average of those reserve balances for the years ended December 31, 2002 and 2001 was approximately $5,478 and $2,760, respectively.

Note 4. Securities Available for Sale

The following summary sets forth the amortized cost amounts and the corresponding fair values of securities available for sale at December 31, 2002 and 2001:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002:				
U.S. Treasury securities	$ 801	$ 25		$ 826
Obligations of U.S. Government agencies	117,813	2,426	$ 48	120,191
Obligations of states and political subdivisions	55,178	2,280	39	57,419
Federal Home Loan Bank Stock	1,483			1,483
Other investments	5,171	252		5,423
Total	$180,446	$ 4,983	$ 87	$ 185,342
2001:				
U.S. Treasury securities	$ 1,052	$ 27		$ 1,079
Obligations of U.S. Government agencies	76,028	1,136	$ 320	76,844
Obligations of states and political subdivisions	57,575	1,036	545	58,066
Federal Home Loan Bank Stock	1,484			1,484
Federal Reserve Stock	135			135
Other investments	8,680	90	22	8,748
Total	$144,954	$ 2,289	$ 887	$ 146,356

Securities available for sale with a carrying value of approximately $86,872 and $71,488 at December 31, 2002 and 2001, respectively, were pledged to secure deposits of public funds and trust deposits. Additionally, securities available for sale with a carrying value of approximately $9,981 and $7,088 at December 31, 2002 and 2001, respectively, were pledged to secure repurchase agreements.

Proceeds from the sales of securities available for sale were $38,946 in 2002, $15,813 in 2001 and $1,056 in 2000. Gross realized gains on the sale of these securities were $891 in 2002, $213 in 2001 and $24 in 2000, and gross realized losses were $2 in 2002, $40 in 2001 and $20 in 2000.

Maturities of securities available for sale as of December 31, 2002, are as follows:

	Amortized Cost	Fair Value
Due in 1 year or less	$ 5,963	$ 6,064
Due in 1 to 5 years	43,232	44,691
Due in 5 to 10 years	57,183	58,652
Due in over 10 years	74,068	75,935
Total	$180,446	$185,342

Note 5. Loans

A summary of loans follows:

	December 31, 2002	December 31, 2001
Commercial, financial and agricultural	$ 219,987	$203,568
Real estate – construction	28,239	23,134
Real estate – mortgage	111,677	100,522
Consumer, installment and single pay	57,752	56,037
Total	$ 417,655	$383,261

(Dollars and Shares in Thousands Except Per Share)

In the normal course of business, the Banks make loans to directors, executive officers, significant shareholders and their affiliates (related parties). Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and in Management's opinion do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $23,718 at December 31, 2002, and $25,347 at December 31, 2001. During 2002, $28,715 of new loans and advances were made, and principal repayments totaled $30,344. Outstanding commitments to extend credit to related parties totaled $21,726 and $16,394 at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, non-accrual loans totaled $3,726 and $1,580, respectively. The amount of interest income that would have been recorded during 2002 and 2001, if these non-accrual loans had been current in accordance with their original terms, was $188 and $165, respectively. The amount of interest income actually recognized on these loans during 2002 and 2001 was $121 and $29, respectively.

At December 31, 2002 and 2001, the recorded investments in loans that were considered to be impaired under SFAS No. 114 were $3,726 and $1,580, respectively (all of which were carried on a non-accrual basis). Included in this amount is $3,464 in 2002 and $1,460 in 2001 of impaired loans for which the related allowance for loan losses is $776 in 2002 and $251 in 2001. The amounts of impaired loans that did not have specific allowances for loan losses were $262 in 2002 and $120 in 2001. The average recorded investment amounts in impaired loans during the years ended December 31, 2002 and 2001, were approximately $2,886 and $1,906, respectively.

Note 6. Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

	Year Ended December 31,		
	2002	2001	2000
Balance at the beginning of year	$ 5,328	$ 4,608	$ 4,128
Balance acquired	1,470		
Provision charged to operating expense	961	1,787	1,235
Losses charged off	(1,749)	(1,411)	(1,368)
Recoveries	346	344	613
Balance at the end of the year	$ 6,356	$ 5,328	$ 4,608

Note 7. Premises and Equipment

Premises and equipment are summarized as follows:

	Estimated	December 31,	
	Useful Lives	2002	2001
Land and land improvements		$ 4,601	$ 3,271
Bank buildings and improvements	40 years	11,304	10,468
Furniture, fixtures and equipment	3-10 years	11,194	10,525
Leasehold improvements	5-15 years	2,365	2,389
Total		29,464	26,653
Less accumulated depreciation and amortization		13,728	12,735
Premises and equipment – net		$ 15,736	$ 13,918

The provision for depreciation and amortization charged to operating expense in 2002, 2001, and 2000 amounted to $1,564, $1,250 and $1,257, respectively.

(Dollars and Shares in Thousands Except Per Share)

Note 8. Goodwill and Intangible Assets

The following details the changes in the carrying amount of goodwill and information related to other intangible assets for 2002:

	Monroeville	Wewahitchka	Total Goodwill
Balance at beginning of year	$ 3,981		$ 3,981
Goodwill acquired		$ 1,799	1,799
Balance at end of year	$ 3,981	$ 1,799	$ 5,780

The Company's intangible assets subject to amortization were $79 at December 31, 2002 with an original cost of $88 and accumulated amortization of $9. Amortization expense for core deposit intangible assets for the year ended December 31, 2002 was $9. Such intangible assets are amortized over 7 years. Estimated amortization expense related to other intangible assets for the next five years is $12 per year for the years 2003 through 2007.

The following table is a reconciliation of net income, basic earnings per share, and diluted earnings per share with and without goodwill amortization:

	Year Ended December 31,		
	2002	2001	2000
Reported net income	$ 7,323	$ 6,226	$ 7,447
Add back goodwill amortization		135	135
Adjusted net income	$ 7,323	$ 6,361	$ 7,582
Basic earnings per share			
Reported net income	$ .85	$ .73	$ .87
Goodwill amortization		.02	.01
Adjusted net income	$ .85	$ .75	$ .88
Diluted earnings per share			
Reported net income	$ .84	$ .73	$ .87
Goodwill amortization		.01	.01
Adjusted net income	$ .84	$ .74	$ .88

Note 9. Deposits

The following summary presents the detail of interest bearing deposits:

	December 31,	
	2002	2001
Interest bearing checking accounts	$ 87,189	$ 73,990
Savings accounts	41,211	35,583
Money market savings accounts	58,240	58,244
Time deposits ($100 or more)	126,129	93,481
Other time deposits	149,882	140,543
Total	$462,651	$ 401,841

The following summary presents the detail of interest expense on deposits:

	Year Ended December 31,		
	2002	2001	2000
Interest bearing checking accounts	$ 1,072	$ 1,723	$ 2,099
Savings accounts	587	895	1,035
Money market savings accounts	982	1,858	2,407
Time deposits ($100 or more)	3,515	4,612	4,975
Other time deposits	5,189	8,024	7,991
Total	$ 11,345	$ 17,112	$ 18,507

(Dollars and Shares in Thousands Except Per Share)

The following table reflects maturities of time deposits at December 31, 2002:

	Less than 1 year	1 to 5 years	5 to 10 years	Total
$100 or more	$ 109,875	$ 16,254		$ 126,129
Other time deposits	122,753	26,652	$ 477	149,882
Total	$ 232,628	$ 42,906	$ 477	$ 276,011

Note 10. Short-Term Borrowings

Following is a summary of short-term borrowings:

	December 31,	
	2002	2001
Federal funds purchased	$ 143	
Securities sold under agreement to repurchase	9,981	$ 7,088
Other short-term borrowings	1,454	526
Total	$ 11,578	$ 7,614
Weighted average interest rate at year-end	.58%	1.13%
Weighted average interest rate on amounts outstanding during the year (based on average of daily balances)	1.12%	3.47%

Information concerning securities sold under agreement to repurchase summarized as follows:

	2002	2001
Average balance during the year	$ 6,836	$ 5,668
Average interest rate during the year	.94%	3.42%
Maximum month-end balances during the year	$ 9,981	$ 7,909

Federal funds purchased and securities sold under agreements to repurchase generally represented overnight borrowing transactions. Other short-term borrowings consist of demand notes owed to the U.S. Treasury.

At December 31, 2002 and 2001, securities sold under agreements to repurchase had interest rates of 0.51 percent and 1.00 percent, respectively. Included in the balances of securities sold under agreements to repurchase at December 31, 2002 and 2001, were repurchase agreements to related parties of $4,989 and $3,426, respectively.

Note 11. Long-Term Debt

Following is a summary of long-term debt:

	December 31,	
	2002	2001
Federal home loan bank callable advances at year end	$ 6,000	$ 6,000
Weighted average interest rate at year-end	5.67%	5.67%
Weighted average interest rate on amounts outstanding during the year (based on average of daily balances)	5.67%	5.67%
Average balance during the year	$ 6,000	$ 6,000
Maximum month-end balances during the year	$ 6,000	$ 6,000

The Federal Home Loan Bank (FHLB) advances are secured by the Demopolis Bank's investment in FHLB stock, which totaled $394 at both December 31, 2002 and 2001, respectively, and also by a blanket floating lien on portions of the Demopolis Bank's one to four family residential mortgage loan portfolio. The FHLB callable advances require quarterly interest payments. An advance in the amount of $2,000 matures in 2003, accrues interest at a rate of 5.6%, and is callable at quarterly intervals which began in March 2001. Another $2,000 advance matures in 2005, accrues interest at a rate of 5.9%, and is callable at quarterly intervals which began November 2001. Another $2,000 advance matures in 2008, accrues interest at a rate of 5.5%, and is callable at quarterly intervals which begin June 2003. If called prior to maturity, replacement funding will be offered by the FHLB at the then current rate.

(Dollars and Shares in Thousands Except Per Share)

Note 12. Accounting for Income Taxes

The components of income tax expense are as follows:

	Year Ended December 31,		
	2002	2001	2000
Current income tax expense:			
Federal	$ 2,254	$ 2,512	$ 2,881
State	386	424	471
Total current income tax expense	2,640	2,936	3,352
Deferred income tax expense (benefit):			
Federal	345	(345)	(248)
State	53	(77)	(33)
Total deferred income tax benefit	398	(422)	(281)
Total income tax expense	$ 3,038	$ 2,514	$ 3,071

Total income tax expense differed from the amount computed using the applicable statutory Federal income tax rate of 34 percent applied to pre-tax earnings for the following reasons:

	Year Ended December 31,		
	2002	2001	2000
Income tax expense at statutory rate	$ 3,523	$ 2,972	$ 3,576
Increase (decrease) resulting from:			
Tax exempt interest	(887)	(865)	(980)
Reduced interest deduction on debt used to carry tax-exempt securities	67	108	125
State income tax, net of federal benefit	290	251	289
Other, net	45	48	61
Total	$ 3,038	$ 2,514	$ 3,071
Effective tax rate	29.3%	28.8%	29.2%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2002 and 2001 are presented below:

	December 31,	
	2002	2001
Deferred tax assets:		
Allowance for loan losses and other real estate	$ 2,383	$ 1,933
Accrued pension cost	349	67
Accrued expenses	123	75
Other	43	128
Total deferred tax assets	2,898	2,203
Deferred tax liabilities:		
Unrealized gain on securities available for sale	(1,830)	(526)
Differences between book and tax basis of property	(1,237)	(335)
Other	(125)	(283)
Total deferred tax liabilities	(3,192)	(1,144)
Net deferred tax asset (liability)	$ (294)	$ 1,059

There was no valuation allowance during either 2002 or 2001.

(Dollars and Shares in Thousands Except Per Share)

Note 13. Retirement Plans

PENSION PLAN – BancTrust maintains a pension plan which generally provides for a monthly benefit commencing at age 65 equal to 1% of the employee's average monthly base compensation during the highest five consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years.

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligation	
	2002	2001
Balance at beginning of year	$ 7,437	$ 6,880
Service cost	511	496
Interest cost	528	514
Benefits paid	(210)	(216)
Actuarial (gain) loss	786	(237)
Balance, end of year	$ 9,052	$ 7,437

	Plan Assets	
	2002	2001
Balance at beginning of year	$ 6,379	$ 7,228
Return on plan assets	(689)	(633)
Benefits paid	(210)	(216)
Balance, end of year	$ 5,480	$ 6,379

The net pension liability recognized in the consolidated statements of condition follows:

	2002	2001
Funded status	$ (3,572)	$ (1,058)
Unrecognized transition obligation	27	28
Unrecognized prior service cost	55	63
Unrecognized net loss	2,898	799
Net pension liability recognized	$ (592)	$ (168)

Amounts recognized in the 2002 consolidated statement of condition follow:

Accrued pension liability	$ (1,604)
Intangible asset	82
Accumulated other comprehensive income	930
Net amount recognized	$ (592)

There was no minimum liability required in 2001.

Components of the plans' net cost were as follows:

	2002	2001	2000
Service cost	$ 511	$ 496	$ 438
Interest cost	528	514	470
Expected return on plan assets	(624)	(631)	(673)
Net amortization	9	7	7
Recognized net gain			(70)
Net pension cost	$ 424	$ 386	$ 172

The weighted average rates assumed in the actuarial calculations for the pension plan were:

	2002	2001
Discount	6.75%	7.25%
Annual salary increase	5.00	5.00
Long-term return on plan assets	8.50	8.50

(Dollars and Shares in Thousands Except Per Share)

MOBILE BANK SUPPLEMENTAL PLAN – The Mobile Bank maintains an unfunded and unsecured Supplemental Retirement Plan designed to supplement the benefits payable under the BancTrust Plan for certain key employees selected by the Mobile Bank's Board of Directors. Each participant was a participant in a pension plan of another bank prior to employment by the Mobile Bank. The Supplemental Plan is designed to afford the participant the same pension that would be received under the BancTrust pension plan if the participant were given years of service credit, as if the participant was employed by the Company during their entire banking career, reduced by any benefits actually payable to the participant under the BancTrust Plan and any retirement benefit payable under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner. Because the Supplemental Plan is intended to complement benefits otherwise available to the participants, the exact amounts to be paid, if any, to any participant, cannot be determined until retirement or disability. Management does not believe any current expense and any liabilities associated with the Supplemental Plan are material.

SAVINGS AND PROFIT SHARING PLAN – BancTrust maintains the South Alabama Bancorporation Savings and Profit Sharing Plan. Subject to certain employment and vesting requirements, all BancTrust personnel are permitted to participate in the plan. An eligible employee may defer up to 10% of his or her pay into the plan. The employer makes a matching contribution as follows: $1.00 for every $1.00 on the first 2%, $0.75 per $1.00 on the next 2% and $0.50 per $1.00 on the next 2%. The Company may also, at its discretion, contribute to the plan an amount based on the Company's level of profitability each year. The Company made total contributions of $478, $508 and $438 during 2002, 2001, and 2000, respectively.

Note 14. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended December 31, 2002, 2001 and 2000. Diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 are computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Stock Option plans, based on the treasury stock method using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended December 31, 2002, 2001 and 2000. The Company excluded from the calculation of earnings per share 155, 121 and 196 shares for the years ended December 31, 2002, 2001 and 2000, respectively, which shares were subject to options issued with exercise prices in excess of the average market value per share.

December 31, 2002	Net Income	Weighted Average Shares	Earnings Per Share
Basic	$ 7,323	8,658	$ .85
Dilutive stock options plan shares		38	
Dilutive	$ 7,323	8,696	$ .84

December 31, 2001	Net Income	Weighted Average Shares	Earnings Per Share
Basic	$ 6,226	8,527	$ .73
Dilutive stock option plan shares		35	
Dilutive	$ 6,226	8,562	$ .73

December 31, 2000	Net Income	Weighted Average Shares	Earnings Per Share
Basic	$ 7,447	8,580	$ .87
Dilutive stock option plan shares		23	
Dilutive	$ 7,447	8,603	$ .87

Note 15. Regulatory Matters

The Company's principal source of funds for dividend payments is dividends from the Banks. Dividends payable by a bank in any year, without prior approval of the appropriate regulatory body, are limited to the bank's net profits (as defined) for that year combined with its net profits for the two preceding years. The dividends, as of January 1, 2003, that the Banks could declare, without the approval of regulators, amounted to $3,261.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Banks meet all capital adequacy requirements to which they were subject.

As of December 31, 2002 and 2001, the most recent notification from the regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables below.

(Dollars and Shares in Thousands Except Per Share)

Actual capital amounts and ratios are presented in the table below for the Banks and on a consolidated basis for the Company.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 77,428	16.0%	$ 38,713	8.0%		
Brewton Bank	15,985	18.6	6,886	8.0	$ 8,608	10.0%
Demopolis Bank	9,065	16.5	4,392	8.0	5,491	10.0
Monroeville Bank	14,218	17.9	6,337	8.0	7,922	10.0
Mobile Bank	26,447	13.3	15,871	8.0	19,838	10.0
Sweet Water Bank	6,888	17.5	3,148	8.0	3,936	10.0
Wewahitchka Bank	4,126	15.5	2,124	8.0	2,655	10.0
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$ 71,977	14.9%	$ 19,357	4.0%		
Brewton Bank	15,210	17.7	3,443	4.0	$ 5,165	6.0%
Demopolis Bank	8,378	15.3	2,196	4.0	3,294	6.0
Monroeville Bank	13,534	17.1	3,169	4.0	4,753	6.0
Mobile Bank	23,965	12.1	7,935	4.0	11,903	6.0
Sweet Water Bank	6,405	16.3	1,574	4.0	2,361	6.0
Wewahitchka Bank	3,786	14.3	1,062	4.0	1,593	6.0
Tier I Capital (to Average Assets)						
Consolidated	$ 71,977	10.9%	$ 26,358	4.0%		
Brewton Bank	15,210	13.1	4,646	4.0	$ 6,969	6.0%
Demopolis Bank	8,378	9.9	3,392	4.0	5,088	6.0
Monroeville Bank	13,534	10.8	4,994	4.0	7,491	6.0
Mobile Bank	23,965	10.2	9,396	4.0	14,095	6.0
Sweet Water Bank	6,405	11.7	2,187	4.0	3,281	6.0
Wewahitchka Bank	3,786	9.2	1,644	4.0	2,466	6.0
December 31, 2001						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 73,914	16.8%	$ 35,248	8.0%		
Brewton Bank	16,371	18.9	6,925	8.0	$ 8,657	10.0%
Demopolis Bank	8,888	16.3	4,370	8.0	5,462	10.0
Monroeville Bank	14,315	16.8	6,809	8.0	8,511	10.0
Mobile Bank	25,402	14.5	14,025	8.0	17,532	10.0
Sweet Water Bank	6,570	16.1	3,269	8.0	4,087	10.0
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$ 69,053	15.7%	$ 17,624	4.0%		
Brewton Bank	15,521	17.9	3,463	4.0	$ 5,194	6.0%
Demopolis Bank	8,204	15.0	2,185	4.0	3,277	6.0
Monroeville Bank	13,640	16.0	3,404	4.0	5,107	6.0
Mobile Bank	23,206	13.2	7,013	4.0	10,519	6.0
Sweet Water Bank	6,114	15.0	1,635	4.0	2,452	6.0
Tier I Capital (to Average Assets)						
Consolidated	$ 69,053	11.9%	$ 23,181	4.0%		
Brewton Bank	15,521	13.6	4,561	4.0	$ 6,842	6.0%
Demopolis Bank	8,204	10.5	3,124	4.0	4,686	6.0
Monroeville Bank	13,640	11.8	4,620	4.0	6,930	6.0
Mobile Bank	23,206	10.9	8,503	4.0	12,754	6.0
Sweet Water Bank	6,114	10.7	2,287	4.0	3,431	6.0

(Dollars and Shares in Thousands Except Per Share)

Note 16. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices ae not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2002 and 2001. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

SECURITIES AVAILABLE FOR SALE – Fair values for securities available for sale are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

LOANS – For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

DEPOSITS – The fair value disclosed for demand deposits (i.e., interest and non-interest bearing demand, savings and money market savings) is, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

LONG TERM DEBT – The fair value of the Company's fixed rate borrowings are estimated using discounted cash flows, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate borrowings approximates their fair values.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT – The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at December 31, 2002 and 2001, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, other short-term borrowings and accrued interest receivable and payable balances. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of December 31, 2002 and 2001, are summarized below.

	2002		2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Securities available for sale	$ 185,342	$ 185,342	$ 146,356	$ 146,356
Loans	411,003	416,580	376,985	381,892
Financial liabilities:				
Deposits	$ 562,697	$ 563,295	$ 501,477	$ 503,319
Long-term debt	6,000	6,000	6,000	6,000

SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

(Dollars and Shares in Thousands Except Per Share)

Note 17. Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, which are not included in the consolidated financial statements. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31, 2002	December 31, 2001
Standby letters of credit	$ 9,359	$ 7,398
Commitments to extend credit	93,981	100,231

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

At December 31, 2002, the Company was under contract to lease certain bank premises and equipment. The terms of these contracts vary and are subject to certain changes at renewal. Future minimum rental payments required under operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 2002 were not significant.

Rental expense under all operating leases amounted to $160, $136, and $159 in 2002, 2001, and 2000, respectively.

The Company and its Banks are the subject of claims and disputes arising in the normal course of business. Management, through consultation with the Company's legal counsel, is of the opinion that these matters will not have a material impact on the consolidated financial statements.

Note 18. Non-Interest Revenue

Components of other non-interest revenue are as follows:

	Year Ended December 31, 2002	2001	2000
Mortgage loan referral fees	$ 707	$ 592	$ 194
Other	938	825	678
Total	$ 1,645	$ 1,417	$ 872

Note 19. Non-Interest Expense

Components of other non-interest expense are as follows:

	Year Ended December 31, 2002	2001	2000
Advertising	$ 389	$ 324	$ 340
Professional services	465	750	541
Stationery and supplies	654	489	517
Other	4,378	3,604	3,355
Total	$ 5,886	$ 5,167	$ 4,753

(Dollars and Shares in Thousands Except Per Share)

Note 20. Segment Reporting

Under Statement No. 131, *Disclosure about Segments of an Enterprise and Related Information*, certain information is disclosed for the six reportable operating segments of the Company. The reportable segments are determined using the internal management reporting system. They are composed of the Company's significant subsidiaries. The accounting policies for each segment are the same as those used by the Company as described in Note 1 – Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results for the six reportable segments of the Company are included in the following table:

	2002								
	Mobile Bank	Brewton Bank	Monroeville Bank	Demopolis Bank	Sweet Water Bank	Wewahitchka Bank	All Other	Eliminations	Consolidated
Total interest revenue	$ 12,757	$ 6,805	$ 6,038	$ 5,201	$ 3,345	$ 1,747	$ 31	$ (18)	$ 35,906
Total interest expense	3,861	1,911	1,989	2,322	1,035	661	5	(18)	11,766
Net interest revenue	8,896	4,894	4,049	2,879	2,310	1,086	26		24,140
Provision for loan losses	480	30		250	150	51			961
Net interest income after provision	8,416	4,864	4,049	2,629	2,160	1,035	26		23,179
Total non-interest revenue	2,287	832	1,021	601	636	278	1,926	(12)	7,569
Total non-interest expense	6,842	3,362	2,411	2,109	1,892	1,132	2,651	(12)	20,387
Income before taxes	3,861	2,334	2,659	1,121	904	181	(699)		10,361
Provision for income taxes	1,404	586	705	270	264	67	(258)		3,038
Net income	$ 2,457	$ 1,748	$ 1,954	$ 851	$ 640	$ 114	$ (441)		$ 7,323
Other significant items:									
Total assets	$232,775	$ 119,654	$ 132,510	$ 83,855	$51,808	$43,961	$ 84,101	$(82,854)	$ 665,810
Total investment securities	36,146	32,438	75,070	24,291	9,747	7,650			185,342
Total loans, net unearned income	179,121	74,012	44,204	54,774	38,340	26,908			417,359
Investment in subsidiaries	105						81,510	(81,615)	
Total interest revenue from customers	12,756	6,790	6,038	5,199	3,345	1,747	31		35,906
Total interest revenue from affiliates	1	15		2			(18)		

	2001							
	Mobile Bank	Brewton Bank	Monroeville Bank	Demopolis Bank	Sweet Water Bank	All Other	Eliminations	Consolidated
Total interest revenue	$ 15,001	$ 8,172	$ 7,153	$ 5,859	$ 4,191	$ 30	$ (89)	$40,317
Total interest expense	6,512	3,169	3,008	3,031	2,064		(89)	17,695
Net interest revenue	8,489	5,003	4,145	2,828	2,127	30		22,622
Provision for loan losses	917	294	106	267	203			1,787
Net interest income after provision	7,572	4,709	4,039	2,561	1,924	30		20,835
Total non-interest revenue	1,925	909	558	591	495	1,871	(8)	6,341
Total non-interest expense	6,137	3,191	2,359	2,004	1,954	2,799	(8)	18,436
Income before taxes	3,360	2,427	2,238	1,148	465	(898)		8,740
Provision for income taxes	1,205	567	671	301	103	(333)		2,514
Net income	$ 2,155	$ 1,860	$ 1,567	$ 847	$ 362	$ (565)		$ 6,226
Other significant items:								
Total assets	$216,461	$127,145	$118,619	$77,582	$56,035	$75,340	$ (78,810)	$592,372
Total investment securities	33,299	29,592	55,377	16,157	11,931			146,356
Total loans, net unearned income	163,501	72,508	52,688	55,765	37,851			382,313
Investment in subsidiaries	90					73,221	(73,311)	
Total interest revenue from customers	15,001	8,120	7,116	5,859	4,191	30		40,317
Total interest revenue from affiliates		52	37				(89)	

(Dollars and Shares in Thousands Except Per Share)

	2000							
	Mobile Bank	Brewton Bank	Monroeville Bank	Demopolis Bank	Sweet Water Bank	All Other	Eliminations	Consolidated
Total interest revenue	$ 16,260	$ 8,948	$ 7,691	$ 5,874	$4,766	$ 21	$ (140)	$43,420
Total interest expense	7,449	3,680	3,203	3,065	2,204		(140)	19,461
Net interest revenue	8,811	5,268	4,488	2,809	2,562	21		23,959
Provision for loan losses	620	66	102	148	299			1,235
Net interest income after provision	8,191	5,202	4,386	2,661	2,263	21		22,724
Total non-interest revenue	1,330	735	574	530	519	1,713	(9)	5,392
Total non-interest expense	5,776	3,048	2,642	1,968	1,862	2,311	(9)	17,598
Income before taxes	3,745	2,889	2,318	1,223	920	(577)		10,518
Provision for income taxes	1,344	734	685	309	233	(234)		3,071
Net income	$ 2,401	$ 2,155	$ 1,633	$ 914	$ 687	$ (343)		$ 7,447
Other significant items:								
Total assets	$211,316	$114,249	$ 116,345	$76,201	$58,099	$72,813	$(71,907)	$577,116
Total investment securities	34,340	35,055	40,389	17,351	13,235			140,370
Total loans, net unearned income	158,571	69,910	57,143	52,922	39,807			378,353
Investment in subsidiaries	59					69,956	(70,015)	
Total interest revenue from customers	16,259	8,899	7,601	5,874	4,766	21		43,420
Total interest revenue from affiliates	1	49	90				(140)	

(Dollars and Shares in Thousands Except Per Share)

Note 21. Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, the Company has identified changes related to other non-owner transactions in the consolidated statement of changes in shareholders' equity and comprehensive income. In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effect for the three years ended December 31:

	2002		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$ 4,379	$ 1,633	$ 2,746
Less realized gains	(889)	(329)	(560)
Net change in unrealized gain on securities	3,490	1,304	2,186
Additional minimum pension liability adjustment	(930)	(349)	(581)
Net change in unrealized gains	$ 2,560	$ 955	$ 1,605

	2001		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$ 1,093	$ 406	$ 687
Less realized gains	(173)	(64)	(109)
Net change in unrealized gains	$ 920	$ 342	$ 578

	2000		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the period	$ 5,101	$ 1,885	$ 3,216
Less realized gains	(4)	(1)	(3)
Net change in unrealized gains	$ 5,097	$ 1,884	$ 3,213

(Dollars and Shares in Thousands Except Per Share)

Note 22. Condensed Parent Company Financial Statements

Condensed Statements of Condition	December 31, 2002	December 31, 2001
ASSETS		
Cash and short-term investments	$ 186	$ 365
Investment in subsidiaries – eliminated upon consolidation	81,510	73,221
Land		396
Other assets	505	98
Total	$82,201	$74,080
LIABILITIES		
Other liabilities	$ 1,297	$ 166
SHAREHOLDERS' EQUITY		
Preferred stock – no par value		
Shares authorized – 500		
Shares outstanding – none		
Common stock – $.01 par value		
Shares authorized – 20,000		
Shares issued – 8,985 in 2002 and 8,592 in 2001	90	86
Capital surplus	41,949	37,828
Accumulated other comprehensive income	2,485	880
Retained earnings	38,788	35,614
Treasury stock, 256 in 2002 and 62 in 2001, at cost	(2,408)	(494)
Total shareholders' equity	80,904	73,914
Total	$82,201	$74,080

(Dollars and Shares in Thousands Except Per Share)

Condensed Statements of Operations	Year Ended December 31, 2002	2001	2000
Cash dividends from subsidiaries	$7,545	$4,450	$4,040
Other income	15		
Total income	7,560	4,450	4,040
Expenses – other	790	911	619
Income before undistributed income of subsidiaries	6,770	3,539	3,421
Equity in undistributed earnings of subsidiaries	553	2,687	4,026
Net Income	$7,323	$6,226	$7,447

Condensed Statements of Cash Flows	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$7,323	$6,226	$7,447
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(553)	(2,687)	(4,026)
Other	145	(387)	666
Net cash provided by operating activities	6,915	3,152	4,087
INVESTING ACTIVITIES			
Investment in subsidiary	(1,400)		
Sale of land	396	691	
Other	(98)		
Net cash provided by (used in) investing activities	(1,102)	691	
FINANCING ACTIVITIES			
Proceeds from short term borrowing	1,650		
Repayments of short term borrowing	(1,650)		
Cash dividends	(4,149)	(3,751)	(3,429)
Proceeds from issuance of common stock	71	36	6
Purchase of treasury stock	(1,914)	(10)	(484)
Net cash used in financing activities	(5,992)	(3,725)	(3,907)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(179)	118	180
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	365	247	67
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 186	$ 365	$ 247

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 23, 2002, BancTrust dismissed its independent accountants, Arthur Andersen LLP ("Andersen"), and appointed KPMG LLP ("KPMG") as its new independent accountants, effective immediately. This determination followed BancTrust's decision to seek proposals from independent accountants to audit BancTrust's financial statements for the fiscal year ending December 31, 2002. The decision not to renew the engagement of Andersen and to retain KPMG was approved by BancTrust's Board of Directors upon the recommendation of a special Audit Selection Committee made up of several of BancTrust's Audit Committee members and 3 additional directors. Andersen's report on BancTrust's 2001 financial statements was issued earlier in March 2002, in conjunction with the filing of BancTrust's Annual Report on Form 10-K for the year ended December 31, 2001.

During BancTrust's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through July 23, 2002, there were no disagreements between BancTrust and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of BancTrust and subsidiaries as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within BancTrust's two most recent fiscal years and the subsequent interim period through July 23, 2002.

During BancTrust's most recent fiscal year ended December 31, 2001, and the subsequent interim period through July 23, 2002, BancTrust did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

BancTrust requested that Andersen furnish a letter addressed to the Board of Directors of BancTrust stating whether Andersen agrees with the above statements. The Company was informed that Andersen no longer provides such letters.

Part III

Item 10. Directors and Executive Officers of the Registrant

Executive Officers of the Registrant

The following table reflects certain information concerning the executive officers of BancTrust. Each such officer holds his office(s) until the first meeting of the Board of Directors following the annual meeting of shareholders each year, or until a successor is chosen, subject to removal at any time by the Board of Directors. Except as otherwise indicated, no family relationships exist among the executive officers and directors of BancTrust, and no such officer holds his office(s) by virtue of any arrangement or understanding between him and any other person except the Board of Directors.

Name, Age and Office(s) with BancTrust	Other Positions with BancTrust
J. Stephen Nelson – age 65(1) Chairman (since 1993)	Director (since 1993)
W. Bibb Lamar, Jr. – age 59(2) President and CEO (since 1989)	Director (since 1989)
John B. Barnett, III – age 50(3) Executive Vice President (since 1996)	Director (since 1996)
F. Michael Johnson – age 57(4) Chief Financial Officer & Secretary (since 1993)	None
J. Olen Kerby, Jr.– age 48(5) Executive Vice President (since 1999)	None
Stratton F. Lewis, Jr. – age 53(6) Executive Vice President (since 1999)	Director (since 1999)

(1) Chairman, since 1993, Chief Executive Officer, since 1984, and Director, since 1979, the Brewton Bank.

(2) Chief Executive Officer, since 1989, and Chairman, since 1998, the Mobile Bank. Previously: President (1989-1998), the Mobile Bank.

(3) Chairman, since 1994, and Director, since 1983, the Monroeville Bank. Previously: Vice Chairman (1989-1994), the Monroeville Bank. From 1983 until the merger with BancTrust in 1996, Mr. Barnett was Vice President and a director of the Monroeville Bank's holding company.

(4) Executive Vice President and Cashier, since 1986, the Mobile Bank.

(5) President, Chief Executive Officer and Director, since 1993, the Demopolis Bank. Mr. Lewis and Mr. Kerby are first cousins.

(6) President, Chief Executive Officer and Director, since 1987, and Chairman since 1994, the Sweet Water Bank. From 1987 until its merger with BancTrust in 1999, Mr. Lewis served as President, Chief Executive Officer and Chairman of the Board of the Sweet Water Bank's holding company. Mr. Lewis and Mr. Kerby are first cousins.

The balance of the information called for by Item 10 is set forth in BancTrust's Proxy Statement for the 2003 annual meeting under the captions "VOTING SECURITIES – Section 16(a) Beneficial Ownership Reporting Compliance" and "ELECTION OF DIRECTORS" and is incorporated herein by reference.

Item 11. Executive Compensation

The information called for by Item 11 is set forth in BancTrust's Proxy Statement for the 2003 annual meeting under the caption "EXECUTIVE COMPENSATION" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information called for by Item 12 is set forth in BancTrust's Proxy Statement for the 2003 annual meeting under the captions "VOTING SECURITIES – Security Ownership of Directors, Nominees, 5% Stockholders and Officers" and "Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information called for by Item 13 is set forth in BancTrust's Proxy Statement for the 2003 annual meeting under the caption "CERTAIN TRANSACTIONS AND MATTERS" and is incorporated herein by reference.

Item 14. Controls and Procedures

The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the chief executive officer and the chief financial officer of the Company concluded that the Company's disclosure controls and procedures were adequate. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the chief executive officer and chief financial officer.

Part IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements:

The following consolidated financial statements of the registrant and its subsidiaries and Reports of Independent Auditors are included in Item 8 above:

Independent Auditors' Reports.

Consolidated Statements of Condition as of December 31, 2002 and 2001.

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements.

(a) 2. Financial Statement Schedules

None.

(a) 3. Exhibits:

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession.

.1 Agreement and Plan of Merger, dated as of December 7, 2001, by and between the registrant and Gulf Coast Community Bancshares, Inc., filed as Appendix A to the registrant's registration statement on Form S-4 filed on January 31, 2002 (No. 33-81838), is incorporated herein by reference.

(3) Articles of Incorporation and By-Laws.

.1 Articles of Incorporation of SAB Newco, Inc., dated November 8, 1996, filed as Exhibit B to the registrant's Definitive Proxy Statement filed on Schedule 14A on November 15, 1996, are incorporated herein by reference.

.2 Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc., dated May 7, 1998, filed as Exhibit (3).1 to the registrant's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 (No. 0-15423), are incorporated herein by reference.

.3 Certificate of Ownership and Merger, dated December 20, 1996, filed as Exhibit (3).2 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), is incorporated herein by reference.

.4 Articles of Merger, dated December 20, 1996, filed as Exhibit (3).1 to registrant's Form 10-Q for the Quarter ended March 31, 1997 (No. 0-15423), are incorporated herein by reference.

.5 Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc. dated May 27, 1999, filed as Exhibit 3.5 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), are incorporated herein by reference.

.6 Amended and Restated Articles of Incorporation of the registrant.

.7 Bylaws of SAB Newco, Inc., filed as Exhibit (3).3 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), are incorporated herein by reference.

(4) Instruments defining the rights of security holders, including indentures.

.1 Articles of Incorporation of SAB Newco, Inc., dated November 8, 1996, filed as Exhibit B to the registrant's Definitive Proxy Statement filed on Schedule 14A on November 15, 1996, is incorporated herein by reference.

.2 Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc., dated May 7, 1998, filed as Exhibit (3).1 to the registrant's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 (No. 0-15423), are incorporated herein by reference.

.3 Certificate of Ownership and Merger, dated December 20, 1996, filed as Exhibit (3).2 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), is incorporated herein by reference.

.4 Articles of Merger, dated December 20, 1996, filed as Exhibit (3).1 to registrant's Form 10-Q (No. 0-15423), for the Quarter ended March 31, 1997, are incorporated herein by reference.

.5 Articles of Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc. dated May 27, 1999, filed as Exhibit 3.5 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), are incorporated herein by reference.

.6 Amended and Restated Articles of Incorporation of the registrant are filed as Exhibit (3).6 to this annual report on Form 10-K.

.7 Bylaws of SAB Newco, Inc. filed as Exhibit (3).3 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), are incorporated herein by reference.

.8 Specimen of Common Stock Certificate of South Alabama Bancorporation, Inc., filed as Exhibit (4).4 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), is incorporated herein by reference.

(10) Material Contracts.

.1 Lease, entered into March 11, 1986 between Dauphin 65 Partners, Ltd. and The Bank of Mobile, N.A, filed as Exhibit (10).3 to the registrant's annual report on Form 10-K for the year 1986 (No. 0-15423), is incorporated herein by reference.

.2 Lease Renewal and Extension Agreement, dated March 18, 1992, between Dauphin 65 Partners, Ltd. and The Bank of Mobile, filed as Exhibit (10).2 to the registrant's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

.3 Lease, entered into June 21, 1994 between Staples-Pake Realty, Inc. and The Bank of Mobile, filed as Exhibit (10).3 to the registrant's annual report on Form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

.4 Sublicense Agreement dated July 18, 1990, between National Commerce Bancorporation and The Bank of Mobile, N.A, filed as Exhibit (10).5 to the registrant's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

.5 *Stock Option Plan of Mobile National Corporation, filed as Exhibit (10).3 to the registrant's annual report on Form 10-K for the year 1985 (No. 0-15423), is incorporated herein by reference.

.6 *The Bank of Mobile Retirement Plan (Restated), dated September 12, 1990, filed as Exhibit (10).8 to the registrant's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

.7 *Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, N.A, effective January 1, 1988, filed as Exhibit (10).7 to the registrant's annual report on Form 10-K for the year 1990 (No. 0-15423), are incorporated herein by reference.

.8 *Restated Contracts pursuant to Supplement Retirement Plan of The Bank of Mobile, dated April 1, 1992, filed as Exhibit (10).10 to registrant's Form 10-K for the year 1992 (No. 0-15423), is incorporated herein by reference.

.9 *First National Bank Employees' Profit Sharing Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).12 to registrant's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated by reference.

.10 *First National Bank Employees' Pension Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).13 to registrant's Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

.11 *Split Dollar Insurance Agreements of First National Bank, filed as Exhibit (10).15 to registrant's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

.12 *Deferred Compensation Agreements of First National Bank, filed as Exhibit (10).16 to registrant's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

.13 *South Alabama Bancorporation 1993 Incentive Compensation Plan dated October 19, 1993 as adopted by shareholders May 3, 1994 filed as Exhibit (10).18 to registrant's form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

.14 Lease, entered into April 17, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).1 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

.15 Lease, entered into April 17, 1995 between Augustine Meaher, Jr. and Margaret L. Meaher, and The Bank of Mobile, filed as Exhibit (10).2 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

.16 Lease, entered into April 17, 1995 between Hermione McMahon Sellers (f/k/a Hermione McMahon Dempsey) a widow, William Michael Sellers, married, and Mary S. Burnett, married, and The Bank of Mobile, filed as Exhibit (10).3 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

.17 Lease, entered into May 1, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).4 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

.18 *Change in Control Compensation Agreement, dated as of November 14, 1995, between The Bank of Mobile and W. Bibb Lamar, Jr., filed as Exhibit (10).24 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

.19 *Change in control Compensation Agreement, dated as of November 20, 1995, between First National Bank, Brewton and J. Stephen Nelson, filed as Exhibit (10).25 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

.20 *Change in Control Compensation Agreements, between The Bank of Mobile or First National Bank, Brewton and certain officers filed as Exhibit (10).25 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

.21 *Monroe County Bank Profit Sharing Plan, Amended and Restated January 1, 1989, filed as Exhibit (10).23 to the registrant's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

.22 *Monroe County Bank Pension Plan as Amended and Restated January 1, 1989, filed as Exhibit (10).24 to the registrant's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

.23 *Amendment Number One to South Alabama Bancorporation 1993 Incentive Compensation Plan, dated May 9, 1997 filed as Exhibit (10).28 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

.24 *Change in Control Compensation Agreement dated as of March 31, 1997, by and between the registrant and John B. Barnett, III, filed as Exhibit (10).29 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

.25 *Change in Control Compensation Agreement dated as of March 31, 1997, by and between the registrant and Haniel F. Croft filed as Exhibit (10).30 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

.26 Ground Lease Agreement, dated March 31, 1999, by and between Northside, Ltd. and the Mobile Bank, filed as Exhibit 10.29 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

.27 *Amendment No. 2 to South Alabama Bancorporation 1993 Incentive Compensation Plan, filed as Exhibit 10.30 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

.28 *South Alabama Bancorporation Employee Savings and Profit Sharing Plan, filed as Exhibit 10.31 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

.29 South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan filed as Appendix B to the registrant's Proxy Statement on Schedule 14A filed on April 30, 2001 (No. 0-15423), is incorporated herein by reference.

.30 Agreement and Plan of Merger, dated as of January 17, 2001, by and between the registrant and the Peoples BancTrust Company, Inc., filed as Exhibit 2.1 on Form 8-K filed on January 17, 2001 (No. 0-15423), is incorporated herein by reference.

.31 Termination Agreement, dated as March 27, 2001, by and between the registrant and the Peoples BancTrust Company, Inc., filed as Exhibit 2.1 on Form 8-K filed on March 27, 2001 (No. 0-15423), is incorporated herein by reference.

.32 Agreement and Plan of Merger, dated as of December 7, 2001, by and between the registrant and Gulf Coast Community Bancshares, Inc., filed as Appendix A to the registrant's Registration Statement on Form S-4 filed on January 31, 2002 (No. 33-81838), is incorporated herein by reference.

* Indicates compensatory plan identified pursuant to Item 14(a)(3) of Form 10-K.

(21) Subsidiaries of the registrant.

.1 Subsidiaries of BancTrust Financial Group, Inc., filed as Exhibit (21).1 to registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2002 (No. 0-15423), is incorporated herein by reference.

(23) Consents

.1 Consent of KPMG LLP

(99) Additional Exhibits

.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K

BancTrust did not file any reports on Form 8-K during the fourth quarter of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCTRUST FINANCIAL GROUP, INC.

By: /s/ F. Michael Johnson
F. Michael Johnson
Chief Financial Officer and Secretary

Dated: March 25, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ W. Bibb Lamar, Jr. W. Bibb Lamar, Jr.	President and CEO (Principal executive officer)	3/25/2003
/s/ F. Michael Johnson F. Michael Johnson	Chief Financial Officer and Secretary (Principal financial and accounting officer)	3/25/2003
/s/ John B. Barnett, III John B. Barnett, III	Director, Executive Vice President	3/27/2003
/s/ Stephen G. Crawford Stephen G. Crawford	Director	3/27/2003
/s/ Haniel F. Croft Haniel F. Croft	Director	3/27/2003
/s/ David C. De Laney David C. De Laney	Director	3/25/2003
Broox G. Garrett, Jr.	Director	
W. Dwight Harrigan	Director	
James P. Hayes, Jr.	Director	
Clifton C. Inge	Director	
/s/ W. Bibb Lamar, Jr. W. Bibb Lamar, Jr.	Director	3/25/2003

Signature	Title	Date
John H. Lewis, Jr.	Director	
/s/ Stratton F. Lewis, Jr. Stratton F. Lewis, Jr.	Director	3/27/2003
Richard S. Manley	Director	
Thomas E. McMillan, Jr.	Director	
J. Richard Miller, III	Director	
/s/ Harris V. Morrissette Harris V. Morrissette	Director	3/25/2003
/s/ J. Stephen Nelson J. Stephen Nelson	Director and Chairman	3/27/2003
Paul D. Owens, Jr.	Director	
/s/ Earl H. Weaver Earl H. Weaver	Director	3/25/2003

CERTIFICATIONS

I, W. Bibb Lamar, Jr., President and Chief Executive Officer of BancTrust Financial Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of BancTrust Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ W. Bibb Lamar, Jr.
W. Bibb Lamar, Jr.
President and Chief Executive Officer of BancTrust Financial Group, Inc.

I, F. Michael Johnson, Chief Financial Officer of BancTrust Financial Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of BancTrust Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ F. Michael Johnson
F. Michael Johnson
Chief Financial Officer of BancTrust Financial Group, Inc.

EXHIBIT INDEX

SEC Assigned Exhibit No.	Description of Exhibit	Page No.
(3).6	Amended and Restated Articles of Incorporation of the Registrant	
(23).1	Consent of KPMG LLP	
(99).1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	
(99).2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	